08051022

Breda Telephone Corp.
2007 Annual Report

Western Iowa Networks.
One Company. Local Choice, Local Service.

BREDA TELEPHONE CORP.

2007 ANNUAL REPORT

TO

SHAREHOLDERS

This annual report is being provided to the shareholders of Breda Telephone Corp. ("Breda") in connection with the annual meeting of the shareholders which will be held at the Breda Legion Hall, 208 Main, Breda, Iowa, on Thursday, May 22, 2008, commencing at 6:30 p.m. This annual report is not incorporated into the proxy statement and is not proxy soliciting material.

CAUTIONARY STATEMENT ON FORWARD LOOKING STATEMENTS

Various discussions and statements in this annual report are or contain forward looking statements that involve and are subject to various risks, uncertainties and assumptions. Forward looking statements include, but are not limited to, statements with respect to financial results and condition; anticipated future trends in business, revenues or net income; projections concerning operations and cash flow; business, growth and acquisition opportunities and strategies; management's plans and intentions for the future; competitive position; and other forecasts, projections and statements of expectation. Words such as "expects," "estimates," "plans," "will," "anticipates," "contemplates," "forecasts," "predicts," "projects," "prospects," "possible," "hopeful," "intends," "believes," "seeks," "should," "thinks," "objectives" and other similar expressions or variations of those words or those types of words help identify forward looking statements.

Forward looking statements are made based on numerous and varied estimates, projections, views, beliefs, strategies and assumptions made or existing at the time of such statements and are not guarantees of future results or performance. Breda disclaims any obligation to update or revise any forward looking statements based on the occurrence of future events, the receipt of new information, or otherwise.

Actual future performance, outcomes and results may differ materially from those expressed in forward looking statements as a result of numerous and varied factors, risks and uncertainties, some that are known and some that are not, and nearly all of which are beyond the control of Breda and its management. It is not possible to predict or identify all such factors, risks and uncertainties, but some of the factors, risks and uncertainties affecting forward looking statements include, but are not limited to, the following:

- adverse changes by the Federal Communications Commission, the Iowa Utilities Board or other regulatory authorities to the access charge rates that can be charged by Breda and its subsidiaries to long distance carriers or to the rules and other requirements regarding access charge rates or access charges, whether instituted by the regulatory authorities or at the request or by reason of court or other actions taken by long distance carriers or other interested persons;

- technological advances in the telecommunications, cable and related industries, which are always occurring and at an ever increasing rate, and any one or more of which may replace or otherwise adversely affect in a material way the existing technologies utilized by Breda and its subsidiaries;

- changes in employee relations, including the loss of a key employee or employees;

- industry conditions and occurrences, including bankruptcies and insolvencies of long distance carriers, and consolidations in the telecommunications and cable industries, which generally result in competitors which are larger and better financed and with greater geographic reach, allowing them to compete over broader areas and more effectively;

- economic conditions at the national, regional and local levels, which are always somewhat uncertain given that many different tangible and intangible factors and occurrences can affect the economy;

- political conditions and occurrences at the international, national, regional and local levels, including rumors about, or threats and/or acts of, terrorism or war;

- the general emotions and psychology of the economy, the markets and consumers, which can at times seem to be totally unrelated to actual economic or market conditions or other more tangible factors;

- litigation;

- inaccurate assumptions or predictions by management;

- the ability to enter into and maintain agreements which are necessary to provide services, and on terms which are favorable to Breda;

- ever increasing costs and expenses which are necessary to Breda's and its subsidiaries' businesses but which are outside of Breda's control, such as fuel, health and other insurance costs;

- new third parties entering into Breda's or any of its subsidiaries' marketing or service areas;

- acts or omissions of existing and/or new competitors and other third parties, including offering lower prices or new or substitute products or services and their use of new marketing strategies and approaches;

- the risks associated with technological requirements, technology substitution and changes and other technological developments;

- changes in or more governmental laws, rules, regulations or policies;

- reductions in or other changes to governmental programs assisting or affecting the telecommunications, cable and related industries, and in particular programs which aid providers of those services to rural areas;

- the continued availability of financing, and on terms which are favorable to Breda, and the cost of financing and consequences of leverage; and

- the effects of ever increasing and changing competition and relationships with other carriers and other parties, including competition or relationships which result in Breda or its subsidiaries having to develop new pricing for services, such as interexchange access charges and wireless access charges, or new marketing strategies or new product offerings, and the related risk that Breda or its subsidiaries will not be able to respond on a timely or profitable basis to competitive changes or pressures.

DESCRIPTION OF BUSINESS

Breda is a small provider of telecommunication services to residential and business customers in the west central region and the southwest region of rural Iowa. Breda and its subsidiaries, Prairie Telephone Co., Inc., Westside Independent Telephone Company, Tele-Services, Ltd. and BTC, Inc., all conduct business under the names "W.I.N." or "Western Iowa Networks".

Breda and its subsidiaries operate seven telephone exchanges as the incumbent or "historical" local exchange carrier. BTC, Inc. offers competitive local exchange carrier services to residential and business customers in Carroll, Iowa, where Qwest is the incumbent local exchange carrier. Other telecommunications services provided include long distance services, dial-up and high-speed Internet services, satellite Internet services and cable TV services.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

Overview.

This Item should be read in conjunction with the financial statements and related notes found at the end of this annual report.

General

Breda is a small provider of telecommunication services to residential and business customers in the west central region and the southwest region of rural Iowa. Breda and its subsidiaries, Prairie Telephone Co., Inc., Westside Independent Telephone Company, Tele-Services, Ltd. and BTC, Inc., all conduct business under the names "W.I.N." or "Western Iowa Networks".

Breda and its subsidiaries operate seven telephone exchanges as the incumbent or "historical" local exchange carrier (ILEC) and one telephone exchange as a competitive local exchange carrier (CLEC) in Carroll, Iowa, where Qwest is the incumbent local exchange carrier. Other telecommunications services provided include long distance services, dial-up and high speed Internet services, satellite Internet services, and cable TV services.

Operating Segments

Breda organizes its business into three reportable segments. Those segments are local exchange carrier services, broadcast services, and Internet service provider services. Breda has organized its business into those segments because the segments are each strategic business units that are managed separately and that offer different products and services in different regulatory environments.

Local Exchange Carrier Services. This segment provides telephone, data services, and other services to customers in the local exchanges served by Breda and its telephone subsidiaries. Breda also provides long distance services to its customers in its seven ILEC exchanges and its CLEC exchange and the surrounding areas.

Broadcast Services. This segment provides cable television services to customers in a total of seventeen towns in Iowa and one town in Nebraska.

Internet Services. This segment provides Internet access to customers in the local exchanges and the surrounding areas and in the Carroll, Iowa market area. The Internet services are provided through BTC, Inc.

The segments in which Breda and its subsidiaries operate are as follows:

Local Exchange Carrier
- Breda
- Prairie Telephone Co., Inc.
- Westside Independent Telephone Company
- BTC, Inc.

Broadcast Services
- Tele-Services, Ltd.

Internet Service Provider
- BTC, Inc.

BTC, Inc. is a subsidiary of Prairie Telephone. BTC, Inc. provides Internet services to its customers and to the customers of Breda, Prairie Telephone and Westside Independent who subscribe for Internet services. BTC, Inc. is also a CLEC providing local and long distance telephone services to customers in the Carroll, Iowa market area, where Qwest is the incumbent local exchange carrier.

Breda's primary source of consolidated revenues is from the telephone services provided by Breda, Prairie Telephone, Westside Independent and BTC, Inc. The operating revenues from telephone services are primarily derived from the following types of fees and charges:

- Breda generates revenues from the flat monthly fees charged to subscribers for basic local telephone services. As of March 1, 2008, those fees varied from approximately $11.50 to $35 per month. The monthly fee is higher for subscribers who elect to have additional services and features, such as custom features.

- Breda also receives revenue from the access charges payable by long distance carriers for intrastate and interstate exchange services provided to those long distance carriers. Access charge rates may be at a flat rate or may depend upon usage, and interstate and intrastate access charge rates are subject to regulation by various governmental authorities. Access charge revenues constitute a substantial part of Breda's consolidated revenues, and a material risk to Breda arises from the regulation of access charge rates by those authorities. The FCC continues to review proposed plans addressing access charge rates, and Breda believes there will be changes made to the current access charge rate system. Breda also believes that if any of the proposed plans are adopted in their current form, they will likely result in substantial reductions in Breda's access revenues.

The access charge rate payable to telephone companies like Breda, Prairie Telephone, Westside Independent and BTC, Inc. which utilize the "average schedule" basis for receiving inter-state access charge revenues, is currently based on, among other things, the quantity of minutes of use and the number of miles of their cable over which they transfer long distance calls made by their subscribers. Breda's total access charge revenues have been increasing over the past three years, and that trend continued in 2007 due mainly to additional traffic on BTC, Inc.'s network which began with the installation of conference bridging services in July, 2006. Breda believes that its access charge revenues are also still benefiting from the fact that BTC, Inc. began to offer local phone service in the Carroll, Iowa market in October 2003. Customers that move their local phone service from the incumbent local carrier to BTC, Inc. also usually select Breda's long distance service, which has increased the overall number of customers utilizing Breda's network to make long distance calls. The increased customer count has increased the overall minutes of use for long distance calls, which has increased Breda's access revenue. Breda has, however, seen some decrease in minutes of use because of competition from wireless carriers offering calling plans with features such as unlimited nights and weekend calls. Those types of features lead customers having both wireless and wireline service to use their wireless calling plans to make long distance calls, which results in less traffic being carried over the wireline networks. The Iowa Utilities Board ruled in 2004 that some intrastate wireless traffic is considered local traffic, and since that time the wireless carriers have had to renegotiate interconnection agreements with the wireline carriers for use of their networks. The wireline carriers, such as Breda, accordingly receive less traffic over their networks. Breda has also received less payment for the traffic that the wireless carriers do route over the wireline networks since May 2004 when Breda negotiated reciprocal transport and termination agreements with some of the wireless carriers at substantially reduced rates.

As indicated above, Breda, Prairie Telephone and Westside Independent utilize the "average schedule" basis for receiving inter-state access charge revenues. This is the approach taken by most smaller telephone companies. Another approach available for receiving access charge revenues is the "cost" approach. Telephone companies make filings with the FCC, which set forth their costs of providing long distance services. Under the average schedule approach, access charge rates are based upon, in general, the average of all of those costs across a sample of telephone companies and certain other factors intended to take into account the size of the particular telephone company in question.

The National Exchange Carrier Association (NECA) has been delegated some authority by the FCC regarding the regulation of interstate access charge rates. In a letter dated January 15, 2007, NECA notified Breda that beginning July 1, 2007 most carriers could expect an overall average cost settlement decrease of 7.27% as a result of the new settlement formulas filed by NECA with the FCC in December 2006. NECA projected that the majority of companies' settlements would decrease between 5% and 15%. The decrease generally reflects new overall reduced cost levels and decreases due to Line Haul Distance Sensitive formula structure changes. NECA's 2007 Modification of Average Schedules filing included a proposed 24-month transition plan to help companies adjust to the reduced settlements.

During the six-month period from July 1, 2007 through December 31, 2007, Breda and its subsidiaries experienced an overall increase in average monthly settlement revenue mainly due to the increase in interstate access rate payments for the individual elements making up the interstate access rate that also became effective on July 1, 2007.

Concerns have also been raised on the state level by the Iowa Legislature and the Iowa Utilities Board regarding intra-state rates, and whether alternative intrastate inter-carrier compensation mechanisms should be investigated. While various industry organizations have compiled data and worked on this issue since 2003, no final plan has been adopted on a statewide level. Since access charge revenues constitute a substantial portion of Breda's total consolidated revenues, this is an area of material risk to Breda and its subsidiaries.

Breda believes that any increase in intra-state access rates is extremely unlikely and that, at best, intra-state access rates will stay the same. It is also possible, however, that intra-state access rates will be lowered, and if that occurs, it will have a negative impact on Breda's operating income. Breda does not believe, however, that it is possible to predict at this time whether intra-state access rates will be lowered, or if intrastate access rates are lowered, the amount of the decrease in those rates. It is therefore uncertain at this time whether this issue will result in an adverse effect on Breda's operating income. Breda does, however, anticipate continuing pressure for the lowering of both state and federal access charge rates.

- Another access revenue challenge faced by Breda and its counterparts in the industry has been the amount of traffic coming over Qwest's facilities which is considered unbillable.

Breda and other Iowa ILEC's received a letter from Qwest dated February 9, 2007 outlining a change in its billing systems effective April 1, 2007. Under the new billing system, Qwest will pay terminating charges to ILECs and Iowa Network Services for Qwest's own intraLATA retail toll, but will dispute any billings for all other traffic. Qwest will make payment based on Qwest's toll call detail. Iowa Network Services will receive the new Qwest toll records for all of the independent telephone companies utilizing Iowa Network Services. Qwest will also provide the Iowa Telecommunications Association's "Qwest Traffic" committee with reports for analysis to attempt to identify carriers which are delivering traffic through Qwest but for which Qwest is refusing to pay terminating charges to the ILEC. Qwest has implemented this process and continues to dispute any billings for traffic that traverses their facilities but is not identifiable to the ILECs.

- Breda also receives revenue from the sale and lease of customer premises telephone equipment and other similar items and other miscellaneous customer services, such as custom calling services. Since the completion of the upgrading of their telephone switches in 1998 and 1999, Breda, Prairie Telephone and Westside Independent have had the capability and are offering many more custom calling features to their subscribers. BTC, Inc. also offers custom calling features to its subscribers. Revenues from custom calling features are not, however, a material source of revenue.

- Another source of revenue for Breda is fees from long distance providers for billing and collection services for long distance calls made by subscribers. Breda, Prairie Telephone and Westside Independent have been experiencing increased competition in this area over the past several years. The competitors include other third parties providing these services, and the long distance providers themselves since some providers have decided to handle their own billing and collection. Breda may at some point make a determination to stop providing billing and collection services for other carriers.

- Breda also generates revenue from fees from per minute rate plans and calling plan fees on long distance calls made by subscribers of Breda, Prairie Telephone, Westside Independent and BTC, Inc. Breda experienced an 11.3% increase in its long distance customer base from December 2006 to December 2007. Breda had experienced a 16.2% increase in its long distance customer base from December 2005 to December 2006.

- Breda, Prairie Telephone, Westside Independent and BTC, Inc. each generate revenues from providing Internet access and from sales and leases of other equipment and facilities for private line data transmission, such as local area networks, virtual private networks and wide area networks. Breda and its subsidiaries are experiencing intense services and pricing competition in providing Internet access.

Breda's other primary source of consolidated revenue is generated from Tele-Services' cable business. Tele-Services' operating revenues are generated primarily from monthly fees for basic and premium cable services provided to its cable subscribers. Tele-Services' main competition at the time of the preparation of this annual report was from satellite dish providers. The FCC has allowed satellite dish providers to provide local channels since 1999, which had an adverse effect on Tele-Services because its ability to provide local channels was, in the past, one reason subscribers might choose Tele-Services' cable services over a satellite dish. Other rulings and decisions by the FCC are possible, and may provide satellite dish or other providers with equal or greater advantages than Tele-Services, which could result in further adverse effects on Tele-Services' business. The telecommunications and cable industries are also continually changing, and technological advances may provide Tele-Services subscribers with other options which could have material adverse effects on Tele-Services. Tele-Services is also faced with a declining population base in its service areas, which results in a lower potential customer base.

Tele-Services implemented a rate increase in 2005 for its Sidney community when three channels were added to its line-up. The channel additions were completed by September 13, 2005, after head-end consolidations had taken place for Sidney, Riverton and Farragut. The rate increase was implemented on November 1, 2005.

Tele-Services combined the head end for its Auburn community with three of its other communities in June 2006. A rate increase was implemented in Auburn, Iowa on August 1, 2006 when that community was able to receive additional channels because of the head end consolidation.

Tele-Services added the HBO premium channel to its Farragut, Riverton, Hamburg and Sidney communities on February 1, 2007. Rate increases became effective March 1, 2007 for premium channels in the Beaver Lake and Hamburg communities; for basic channels only in the Auburn, Churdan, Lohrville and Grand Junction communities, and for both basic and premium channels in the Breda, Westside, Arcadia, Farragut, Riverton, and Sidney communities.

Another issue faced by Tele-Services is that the companies which provide programming licensing to cable services providers are requiring the cable services providers to include particular channels on their systems as a condition of receiving a programming license. Tele-Services anticipates that it will continue to need to upgrade its plant, equipment and cables in order to add more channel line-ups so that it will continue to be able to obtain programming licenses and in order to stay competitive.

The Deficit Reduction Omnibus Reconciliation Act of 2005 included the digital television transition legislation. The Act establishes February 17, 2009 as the deadline for broadcasters to transition from analog to digital spectrum. All of Tele-Services' cable service systems are analog systems. Tele-Services has not finalized its estimates for the costs to upgrade all of its transmission equipment from analog to digital, but the Act will require significant upgrades to Tele-Services' plant, equipment, and cables in order to provide digital transmission of all programming.

Other miscellaneous sources of revenue are discussed in the financial statements included at the end of this annual report.

The following table reflects, on a consolidated basis for Breda and its subsidiaries, the approximate percentage of Breda's and its subsidiaries' aggregate revenue which was derived from the three segments described above and from investments as of the close of each of the past two fiscal years:

	2007	2006
Local exchange carrier (1)	86.9%	84.4%
Broadcast (2)	6.8%	8.4%
Internet service provider (3)	6.3%	7.2%
	100.0%	100.0%

(1) This segment includes (i) flat monthly fees charged to subscribers by Breda, Prairie Telephone, Westside Independent and BTC, Inc. for basic local telephone services, (ii) universal services funding amounts and access charges payable by long distance carriers for intrastate and interstate exchange services provided to those long distance carriers, (iii) fees from long distance providers for billing and collection services for long distance calls made by subscribers, (iv) per minute rates and calling plans rates for long distance services, and (v) monthly cellular commissions, advertising fees, and miscellaneous revenues.

(2) This segment includes monthly fees charged for basic and premium cable services.

(3) This segment includes monthly fees charged for Internet services.

Twelve months ended December 31, 2007 Compared to Twelve months ended December 31, 2006

The table below sets forth the components of Breda's revenues for the twelve months ended December 31, 2007, compared to the same period in 2006.

	Years Ended December 31,		Change	
	2007	2006	Amount	Percent
OPERATING REVENUES				
Local Exchange Carrier				
Local network services	$ 917,101	$ 906,612	$ 10,489	1.2%
Network access services	6,428,950	4,425,849	2,003,101	45.3%
Long distance services	318,452	317,227	1,225	0.4%
Cellular services	1,561,915	1,523,482	38,433	2.5%
Billing and collection services	11,284	15,387	(4,103)	-26.7%
Miscellaneous	(125,191)	126,511	(251,702)	-199.0%
	$ 9,112,511	$ 7,315,068	$ 1,797,443	24.6%
Broadcast Services	$ 711,461	$ 724,957	$ (13,496)	-1.9%
Internet services	$ 658,653	$ 627,028	$ 31,625	5.0%
	$ 10,482,625	$ 8,667,053	$ 1,815,572	20.9%

There was an increase in total operating revenues for the twelve-month period ended December 31, 2007 (when compared to the twelve-month period ended December 31, 2006) of $1,815,572, or 20.9%.

Local Exchange Carrier Services - $1,797,443

Local exchange carrier services revenues accounted for 86.9% of all operating revenue in the twelve-month period ended December 31, 2007. There was a $1,797,443, or 24.6%, increase in local exchange carrier services revenues for the twelve-month period ended December 31, 2007, when compared to the twelve-month period ended December 31, 2006.

Local network services revenues increased $10,489, or 1.2%, for the twelve months ended December 31, 2007, as compared to the same period in 2006, primarily because of the increased number of customers taking phone service from Breda in its CLEC town of Carroll, Iowa. Breda's long distance services revenue also increased $1,225, or 0.4%, for the twelve months ended December 31, 2007, as compared to the twelve-month period ended December 31, 2006, for the same reason. Breda has received a good response to its package offerings that include local and long distance service from both residential and business customers.

Network access services increased $2,003,101, or 45.3%, for the twelve-month period ended December 31, 2007, when compared to the twelve-month period ended December 31, 2006. This increase mainly resulted from increased terminating access revenues generated from traffic delivered to Breda's conference bridges in Carroll, Iowa. Breda has contracted with conference bridge vendors for the transport of long distance calls over Breda's networks. Breda began billing for these services in September 2006, and began billing for additional conference bridge services in March 2007. Breda's conference bridge services generated approximately $3,055,159 of access revenue for the twelve-month period ending December 31, 2007, compared to approximately $320,748 for the twelve-month period ending December 31, 2006. Network access services revenue includes originating and terminating access revenues received on toll traffic generated by Breda's Internet service subscribers in Breda's southern Iowa exchanges to reach Breda's Internet service equipment in Breda, Iowa. This method of provisioning generated approximately $230,762 of access revenue during the twelve-month period ended December 31, 2007, compared to $450,983 for the same period in 2006, and allows Breda to offer its own Internet services to these customers instead of reselling the Iowa Network Services Internet product. During 2007 Breda was able to offer high speed Internet services to most of its dial-up customers. Many customers switched to Breda's high speed Internet services, which is not provisioned with the use of the toll traffic network, so while Breda experienced an increase in its Internet service revenues, it did cause a decrease in Breda's network access services revenue. Breda's access revenue has also increased because of its increased customer base, and particularly the Carroll, Iowa, CLEC customer base, taking its long distance services. These customers generate access revenue when they use Breda's networks to make long distance calls. Breda's access revenue has also increased because BTC, Inc. implemented new switching capabilities in July 2006 in its Carroll, Iowa location, and is now able to receive some tandem switching rate element payments for consolidating and switching its traffic from three of Breda's own seven telephone exchanges. The twelve-month period ended December 31, 2007 includes twelve months of the tandem switching rate element revenue compared to the twelve-month period ended December 31, 2006 which included one month of tandem switching rate element revenue.

Cellular services increased $38,433, or 2.5%, for the twelve-month period ended December 31, 2007, when compared to the twelve-month period ended December 31, 2006. While the overall number of customers served between the two years was very similar, there was an increase in the amount of commissions received on the cellular services sold and an increase in cellular equipment sales for the twelve-month period ended December 31, 2007, when compared to the twelve-month period ended December 31, 2006.

Miscellaneous revenue decreased $251,702, or 199.0%, for the twelve-month period ended December 31, 2007, when compared to the twelve-month period ended December 2006. The decrease is mainly attributable to a $325,781 allowance for doubtful interexchange carrier accounts taken by Breda for estimated uncollectible conference bridge network access revenue. Breda is not a party to any legal action with any carriers but Breda is working to receive payment on some of its conference bridge access minutes. Breda set up the allowance because historically carriers have received concessions in payment disputes, which allow them to pay only a portion of what they owe to telephone companies. The other main components of miscellaneous revenue were the receipt of rent from other telephone companies or industry carriers for the lease of capacity over fiber optic rings owned by Breda, or owned jointly with neighboring telephone companies, and the receipt of switching services revenue. Billing and collection revenue continues to decrease since most carriers now bill for their own long distance services instead of paying a carrier, such as Breda, to bill these services for them. Industry guidelines no longer allow payment for the provisioning of tandem services to neighboring telephone companies so these companies rerouted traffic that was previously tandemed by Breda. Effective August 15, 2007, Breda no longer provided and received payment for these services which resulted in a decrease in revenue. The miscellaneous revenue for the twelve-month period ended December 31, 2007, when compared to the twelve-month period ended December 30, 2006, also decreased because Breda sold fewer key systems during the current twelve-month period. During the twelve-month period ended December 31, 2006, a one-time payment in the amount of $142,936 was made to a partner of a jointly-owned ring after a true-up of fiber optic revenue proceeds had been jointly undertaken.

Broadcast Services – ($13,496)

Broadcast services decreased $13,496, or 1.9%, for the twelve-month period ended December 31, 2007, when compared to the twelve-month period ended December 31, 2006. Breda's subsidiary, Tele-Services, continues to lose customers and to face stiff competition from satellite providers, who are able to provide extensive channel line-up packages, and who are now able to also include local channels in their package offerings. Another factor faced by Tele-Services is the declining population base in the small rural communities served by Tele-Services. In June 2006, Tele-Services combined the head end for its Auburn, Iowa community with three of its other communities. Breda continues to explore other consolidation opportunities in its cable TV communities in order to reduce its operating costs through consolidation of equipment and maintenance costs. A rate increase was implemented in Auburn, Iowa on August 1, 2006 when that community was able to receive additional channels because of the head end consolidation. Tele-Services added the HBO premium channel in Farragut, Riverton and Sidney on February 1,

2007. Rate increases were implemented for the basic service package in ten of its cable communities on March 1, 2007. Premium channel increases were also implemented in eight of its cable communities on March 1, 2007.

Internet Services – $31,625

Internet services revenue increased $31,625, or 5.0%, for the twelve-month period ended December 31, 2007, when compared to the twelve-month period ended December 31, 2006. Breda has seen an increase in its high speed Internet customer base when comparing the two periods, which has offset the decrease in Breda's dialup Internet customer base. The decrease in dialup Internet customers is the result of the intense competition by multiple suppliers in the Carroll, Iowa market area, and the migration of customers to high speed Internet because of an overall decrease in the price for high speed Internet. Breda is gaining high speed Internet customers in the Carroll, Iowa area because BTC, Inc. is offering bundled services packages that include Internet services, as well as local telephone and other communication services. In May 2007, Breda consolidated its high speed Internet offering into two price and bandwidth options which has met with great customer acceptance and increased Breda's customer base for the twelve-month period ended December 31, 2007. Also, with the advent of newer technologies that expand the range for high speed Internet services from Breda's central office, Breda began offering new longer-reach, high speed Internet services in its remaining five outlying ILEC communities that previously were not able to receive those services from Breda. Breda was able to provide high speed Internet service to these previously unserved areas because reliable technology is now available in the industry, allowing Breda to provide service to customers residing at a great distance from the central office. These service offerings were implemented during the fourth quarter 2006, and Breda has had a very favorable response to these new technology Internet offerings. This increase in customer base is, however, offset by a decrease in the price that customers are charged for Breda's high speed Internet offerings. Breda also continues to face intense competition by multiple suppliers in the Carroll, Iowa market area.

OPERATING EXPENSES

The table below sets forth the components of Breda's operating costs for the twelve months ended December 31, 2007, compared to the same period in 2006.

	Years Ended December 31,		Change	
	2007	2006	Amount	Percent
OPERATING EXPENSES				
Cost of services	$ 5,274,092	$ 4,109,781	$ 1,164,311	28.3%
Depreciation and amortization	1,016,247	960,685	55,562	5.8%
Selling, general and administration	2,227,901	2,181,342	46,559	2.1%
	$ 8,518,240	$ 7,251,808	$ 1,266,432	17.5%

Cost of Services - $1,164,311

Cost of services increased $1,164,311, or 28.3%, for the twelve-month period ended December 31, 2007, when compared to the twelve-month period ended December 31, 2006. Most all of the $1,164,311 increased costs were incurred for the provisioning of the conference bridge services, which began in July 2006. Conference bridge fees for the year ended December 31, 2007 totaled 1,414,935, compared to $151,548 for the same period in 2006. Some additional increased costs arose from labor rate increases implemented in 2007 when comparing the two twelve-month periods. There was a $76,440, or 27.8%, decrease in long distance provisioning costs; a $29,975, or 2.5%, decrease in cellular service provisioning costs and a $109,935, or 15%, decrease in Internet provisioning costs when comparing the twelve-month period ended December 31, 2007 to the twelve-month period ended December 31, 2006.

Although a greater number of customers continue to use Breda's long distance services, their average minutes of use per month are decreasing. The decreased minutes of use, along with Breda's switch to a new underlying carrier on August 20, 2006, which had lower rates, have contributed to a decrease in Breda's overall cost to provide long distance service. Breda had an 11.3% increase in customers subscribing to Breda's long distance services for the twelve-month period ended December 31, 2007, when compared to the twelve-month period ended December 31, 2006. Breda's decrease in cellular service provisioning costs was directly tied to the slight decrease in cellular customers during the twelve-month period ended December 31, 2007. Breda's decrease in Internet provisioning costs resulted mainly from the migration of many of its dial-up customers in its southern Iowa exchanges to high speed Internet services where provisioning could be consolidated for both new and present high speed Internet customers and which resulted in less toll minute provisioning costs for dial-up customers.

While Tele-Services' overall customer growth for Tele-Services' cable TV services continued to decline, its programming fees increased $63,852, or 17.6%, for the twelve-month period ended December 31, 2007, when compared to the twelve-month period ended December 31, 2006. Even though Tele-Services is a member of an industry programming purchasing group, it continues to see significant increases in the programming rates paid by Tele-Services in order to offer its cable TV offerings.

Depreciation and Amortization – $55,562

Depreciation and amortization expense increased $55,562, or 5.8%, for the twelve-month period ended December 31, 2007, when compared to the twelve-month period ended December 31, 2006. In 2006, Breda began depreciating over $1,000,000 in new plant assets for a switch in its CLEC operations and for Emergency Alert Equipment in its cable TV operations. In 2007, Breda began depreciating a new operating software support system, network upgrades, and new and upgraded Internet service facilities.

Selling, General and Administration – $46,559

Selling, general and administration expenses increased $46,559, or 2.1%, for the twelve-month period ended December 31, 2007, when compared to the twelve-month period ended December 31, 2006. Property and general taxes increased $15,755, or 7.9%, for the twelve-month period ended December 31, 2007, when compared to the twelve-month period ended December 31, 2006. Corporate operations decreased $47,250, or 3.9%, during the twelve-month period ended December 31, 2007, when compared to the same period in 2006, because in 2006 Breda had consulting fees associated with Breda's SEC compliance work, the recruitment and hiring of a new Chief Executive Officer and a new Chief Operating Officer, and the strategic planning of its

CLEC operations. There was also preparation and SEC compliance work in 2006 for proxy solicitations, proxies and other information for consideration by Breda's shareholders at a special meeting held on March 28, 2007 in connection with the approval and adoption of restated articles of incorporation for Breda and for which there were no corresponding services in 2007. Customer operations increased $78,054, or 10.3%, for the twelve-month period ended December 31, 2007, when compared to the twelve-month period ended December 31, 2006, and mainly resulted from increased wages and benefits effective during 2007, and the increased advertising expenses for the roll-out and upgrade of Breda's Internet and other service offerings.

OTHER INCOME (EXPENSE)

The table below sets forth the components of other income (expense) for the twelve-month period ended December 31, 2007, compared to the same period in 2006.

	Years Ended December 31,		Change	
	2007	2006	Amount	Percent
OTHER INCOME (EXPENSE)				
Interest and dividend income	$ 486,217	$ 391,562	$ 94,655	24.
Gain or (Loss) on sale of investments	68,058	1,165,392	(1,097,334)	-94.
Gain or (Loss) on disposal of assets	13,958	(21,714)	35,672	164.
Interest expense	(91,871)	(108,774)	16,903	-15.
Income from equity investments	1,447,477	1,872,028	(424,551)	-22.
Other, net	(43,964)	5,770	(49,734)	-861.
	$ 1,879,875	$ 3,304,264	$ (1,424,389)	-43.

Interest and Dividend Income. Interest and dividend income increased $94,655, or 24.2%, for the twelve-month period ended December 31, 2007, when compared to the twelve-month period ended December 31, 2006. This increase in interest and dividend income was due to the increased investments in both temporary investments and marketable securities on which Breda generates interest income. Two of Breda's subsidiaries, Prairie Telephone and Westside Independent, received dividends totaling $44,740 from their investment in Iowa Network Services during the twelve-month period ending December 31, 2007, and for which the corresponding income during the twelve-month period ended December 31, 2006 was $8,947. Breda also generates interest income on its outstanding notes receivable.

Gain or (loss) on sale of investments. The $68,058 gain on sale of investments for the twelve-month period ended December 31, 2007, is a combination of a $97,100 gain on the sale of Prairie Telephone's investment in Desktop Media, LLP and the net gains and losses on the redemption of temporary investments. The $1,165,392 gain on sale of investments for the twelve-month period ended December 31, 2006, is a combination of a $1,170,211 gain from the redemption of the Rural Telephone Bank stock in April 2006, and the net gains and losses on the redemption of temporary investments. There is no corresponding entry to the Rural Telephone Bank stock redemption for the twelve-month period ended December 31, 2007.

Gain or (loss) on disposal of assets. The $13,958 gain on disposal of assets for the twelve-month period ended December 31, 2007 represents the gain from the sale or trade-in of service vehicles, and the gain on the sale of a small parcel of land, and a small central office building, in Farragut, Iowa, for which there is no corresponding entry in the same twelve-month period in 2006. The

$21,714 loss on disposal of assets for the twelve-month period ended December 31, 2006 represents the loss from the sale of a building at 526 N. Carroll Street, Carroll, Iowa.

Interest Expense. The $16,903, or 15.5%, decrease in interest expense for the twelve-month period ended December 31, 2007, when compared to the twelve-month period ended December 31, 2006, is the result of the reduction of the Rural Telephone Finance Cooperative loan balance on which interest is calculated because of the payment of the scheduled principal payments on the loan. There has been no change in interest rate and no additional loan proceeds have been borrowed.

Income from Equity Investments. Income from equity investments decreased $425,551, or 22.7%, for the twelve-month period ended December 31, 2007, when compared to the twelve-month period ended December 31, 2006. The equity investments income shown on Breda's financial statements is Breda's pro-rata share of the net income or net loss of each equity investment, based on Breda's percentage of ownership in each equity investment. The decrease in equity investments income reported on Breda's income statement for the twelve-month period ended December 31, 2007 is a reflection of the net increases and decreases in the net income of Breda's equity investments. Most of Breda's equity investments are in cellular partnerships. Some of these cellular investments now receive universal service funding which has increased their overall operating revenue. An additional source of income from equity investments arises from Breda's ownership interest in Alpine Communications, L.C., an operating telephone company in northeastern Iowa, and in Bug Tussel, LLC, a wireless cell site provider, and in Spiralight Network, LLC, a fiber optic network provider in rural areas of Wisconsin and Illinois.

Other, net. The $49,734, or 861.9%, decrease in other net income for the twelve-month period ended December 31, 2007, when compared to the twelve-month period ended December 31, 2006, is mainly attributable to increased partnership-related costs. The increase in partnership-related costs was offset by $10,275 of revenue in April 2007 related to construction work done by Breda for a wireless carrier, and for which there was no corresponding revenue in 2006.

Income Tax Expense. Income taxes decreased $534,702, or 28.1%, for the twelve-month period ended December 31, 2007, when compared to the same period in 2006. The decrease in income tax expense is a direct correlation to the $1,097,334 decrease in the sale of investments because there was no corresponding gain on the sale of investments during the twelve-month period ended December 31, 2007, to compare with the redemption of the Rural Telephone Bank stock that occurred during the twelve-month period ended December 31, 2006. The effective tax rate in 2007 is 35.5%, compared to a 40.3% tax rate in 2006. The effective tax rate differs from the U.S. statutory rate due to state income taxes, and the proportion of income from investments, which are exempt from income tax.

Net Income. Net income increased $340,547, or 12.1%, for the twelve-month period ended December 31, 2007, when compared to the same period in 2006.

Liquidity and Capital Resources at Twelve Months Ended December 31, 2007.

Breda's short-term and long-term liquidity requirements arise primarily from: operations and working capital requirements; capital expenditures; interest payments on the long term financing from the Rural Telephone Finance Cooperative; dividend payments on Breda's common stock; redemption of Breda's common stock; and potential industry-related acquisitions or investments.

Breda intends to fund the operations, working capital requirements, capital expenditures, interest payments, dividend payments, and stock redemptions from cash from operations. Breda also intends to fund smaller industry-related acquisitions or investments from cash from operations. For the twelve months ended December 31, 2007 and 2006, cash provided by operating activities was $3,099,063 and $1,740,959, respectively.

To fund any significant future acquisitions or investments, Breda would consider the redemption of its short-term and long-term marketable securities investments; the use of its revolving lines of credit with the Rural Telephone Finance Cooperative; or the addition of long-term debt from industry lenders. Breda presently has an unused line of credit with the Rural Telephone Finance Cooperative of $1,500,000, and Prairie Telephone has an unused line of credit with the Rural Telephone Finance Cooperative of $500,000. Breda's believes that its present revenues would be able to sustain the costs of additional debt if the need arose. All potential acquisitions or investments will, however, be evaluated on their own merits for, among other things, potential cash and revenue production, and if the potential return on investment will be sufficient to incur the additional debt.

Breda has historically funded its operations and capital expenditure requirements primarily from cash from operations. The following table summarizes Breda's short-term liquidity, as of December 31, 2007, and December 31, 2006.

	As of			
	December 31, 2007		December 31, 2006	
Short-Term Liquidity				
Current Assets	$	4,342,424	$	2,930,602
Current Liabilities		1,544,835		540,778
Net Working Capital	$	2,797,589	$	2,389,824
Cash and Cash Equivalents	$	1,104,327	$	777,708
Short Term Marketable Securities	$	480,311	$	643,119
Available on Line of Credit	$	2,000,000	$	2,000,000

Current assets increased $1,411,822, or 48.2%, for the year ended December 31, 2007, when compared to the year ended December 31, 2006, and was due mainly to three items. The first was the $163,811 increase in cash, cash equivalents, and marketable securities. The second was the $744,405 increase in accounts receivable, which was due to unpaid conference bridge access services. Verizon, Sprint and AT&T are refusing to pay for these services. The third was the $514,100 increase in the current portion of Breda's note receivable. At December 31, 2007, Breda held a $480,000 note receivable from Jaguar Communications, Inc. earning interest at the rate of 4.81%, and which was acquired with Prairie Telephone's sale of its interest in Desktop Media, LLC in September 2007. Breda also holds a promissory note to its unconsolidated affiliate, Spiralight Network, LLC, which earns interest at the rate of 8.5% per annum. At December 31, 2006, Prairie Telephone held a Desktop Media, L.L.C. note receivable of $439,974 less allowances of $219,691, for a balance due of $220,283. This instrument of indebtedness was surrendered on June 28, 2007, with the signing of a purchase agreement with Jaguar Communications, Inc. to purchase Desktop Media, L.L.C.

Current liabilities increased $1,004,057, or 185.7%, for the year ended December 31, 2007, when compared to the year ended December 31, 2006. Accounts payable increased 672,101, or 376.9%, when comparing the two periods, which is mainly attributable to an increase in the amount incurred as of December 31, 2007 for the provisioning of conference bridge services as compared to the amounts incurred for those services as of December 31, 2006. Other increased accounts payable resulted from construction projects and associated consulting fees. Accrued taxes increased $267,358, or 216.8%, for the year ended December 31, 2007, when compared to the year ended December 31, 2006. Accrued taxes also increased current liabilities as of December 31, 2007, and was primarily the result of the increase in federal and state income taxes payable.

The following table summarizes Breda's sources and uses of cash for the twelve months ended December 31, 2007 and 2006.

	For the Years Ended December 31,			
		2007		2006
Net Cash Provided (Used)				
Operating Activities	$	3,099,063	$	1,740,959
Investing Activities		(2,343,043)		(1,318,559)
Financing Activities		(429,401)		(384,433)

For the twelve months ended December 31, 2007 and 2006, cash provided by operating activities was $3,099,063 and $1,740,959, respectively.

Cash used in investing activities increased $1,024,484 for the twelve-month period ended December 31, 2007, when compared to the twelve-month period ended December 31, 2006, and is mainly attributable to an increase in capital expenditures for the twelve- month period ended December 31, 2007, when compared to the twelve-month period ended December 31, 2006. Capital expenditures for the twelve-month period ending December 31, 2007 were $1,319,496, and were $390,462 for the same period in 2006.

Cash used in financing activities was $429,401 for the twelve-month period ended December 31, 2007, and $384,433 for the twelve-month period ended December 31, 2006. During the twelve-month period ended December 31, 2007, cash was used to repay $175,729 of long term debt, to pay dividends to the shareholders of $7 per share totaling $217,112, and to redeem common stock for $36,560. Breda used cash during the twelve-month period ended December 31, 2006 to repay $164,514 of Rural Telephone Finance Cooperative long term debt, to pay dividends to shareholders of $7 per share totaling $217,161, and to redeem common stock for $2,758.

Long Term Debt

As of December 31, 2007, Breda had outstanding $1,139,205 of long-term debt with the Rural Telephone Finance Cooperative. This debt carries a fixed rate of interest of 7.35%. Substantially all of the assets of Breda are pledged as security for the long-term debt. The Rural

Telephone Finance Cooperative notes are to be paid in equal quarterly installments covering principal and interest until paid in full by the year 2013.

The security and loan agreements underlying the Rural Telephone Finance Cooperative notes contain certain restrictions on distributions to stockholders, investment in, or loans to others, and payment of management fees or an increase in management fees. Breda is restricted from making any distributions, except as might be specifically authorized in writing in advance by the Rural Telephone Finance Cooperative note holders, unless Breda's minimum net worth meets the minimum requirements set forth in the loan agreement, and distributions are limited to certain levels of prior year cash margins. Breda is also required to achieve a debt service coverage ratio of not less than 1.25 to 1 and a times interest earned ratio of not less than 1.5 to 1.

Obligations and Commitments

Breda's ongoing capital commitments include capital expenditures and debt service requirements. For the twelve months ended December 31, 2007, capital expenditures were $1,319,496.

Breda's contractual obligations for principal payments on its long-term debt as of December 31, 2007 are:

2008	$	187,710
2009		200,507
2010		214,177
2011		228,779
2012 and after		308,032

Breda believes that cash provided by operations and current cash balances will be adequate to meet Breda's currently foreseeable operational, capital expenditure, and debt service requirements. Breda's actual cash needs and the availability of required funding may, however, differ from Breda's expectations and estimates, and those differences could be material. Future capital requirements would depend on many factors, including, among others, the demand for Breda's services in Breda's existing markets and regulatory, technological and competitive developments.

Off-Balance Sheet Risk and Concentration of Credit Risk

Breda has no off-balance sheet exposure or risk.

Breda has certain financial instruments which could potentially subject Breda to concentrations of credit risk. The financial instruments consist primarily of trade receivables and cash and temporary cash investments.

Breda adheres to an investment policy for its marketable securities, which allows investments in:

- Securities issued or guaranteed by the U.S. Government or its agencies.
- Corporate or municipal bonds rated A or better by a major rating service.

- Money market funds investing in U.S. Government, U.S. Agency or highly rated municipal securities.

DIRECTORS AND EXECUTIVE OFFICERS

The directors and some of the officers of Breda are as follows:

Name	Age	Position(s)
Charles Thatcher	56	President and Director
Dave Grabner	59	Vice President and Director
Rick Anthofer	51	Treasurer and Director
Neil Kanne	61	Secretary and Director
Clifford Neumayer	59	Director
Robert Buelt	49	Director
Daniel Nieland	51	Director

Charles (Chuck) Thatcher has been a director of Breda since May, 2001. His current term as a director of Breda will end at the annual shareholders meeting which will be held in 2010. He has also served as a director of each of Breda's subsidiaries since May, 2001. Mr. Thatcher has served as the president of Breda and of each of Breda's subsidiaries since June 14, 2005. Mr. Thatcher has been an owner of Midwest Wholesale Building Products in Carroll, Iowa for over 20 years. Midwest Wholesale Building Products is a wholesaler/retailer of lumber, building products and materials.

Dave Grabner has been a director of Breda since April, 1999. His current term as a director of Breda will end at the annual shareholders meeting which will be held in 2008. He has also been a director of each of Breda's subsidiaries since April, 1999. Mr. Grabner was the treasurer of Breda and of each of Breda's subsidiaries from June, 2001 until June 14, 2005. He has served as the vice president of Breda and of each of Breda's subsidiaries since June 14, 2005. Mr. Grabner has been self-employed as an electrician for over 30 years. He was also previously self-employed as a farmer.

Rick Anthofer has been a director of Breda since August, 2003. His current term as a director will end at the annual shareholders meeting which will be held in 2009. He has also served as a director of each of Breda's subsidiaries since August, 2003. Mr. Anthofer has served as the treasurer of Breda and each of Breda's subsidiaries since June 14, 2005. Mr. Anthofer has been the vice president of Breda Savings Bank, Breda, Iowa, since approximately September 15,

1999. He was an agricultural and commercial loan officer and an assistant vice president at Carroll County State Bank in Carroll, Iowa, for approximately 13 years prior to that time. Mr. Anthofer has been a member of the Breda, Iowa City Council since 1988.

Neil Kanne has been a director of Breda since May, 2004, and his term as a director will end at the annual shareholders meeting which will be held in 2010. Mr. Kanne has also been a director of each of Breda's subsidiaries since May, 2004. Mr. Kanne has served as the secretary of Breda and each of Breda's subsidiaries since October 30, 2006. Mr. Kanne has been self-employed as a farmer since 1970.

Clifford Neumayer has been a director of Breda since October, 2006, and his current term as a director will end at the annual shareholders meeting which will be held in 2009. Mr. Neumayer has also served as a director of each of Breda's subsidiaries since October, 2006. Mr. Neumayer was also a director of Breda from April, 1996 until May 17, 2005. He was the vice president of Breda and each of Breda's subsidiaries from May 7, 1996 until June 9, 2003, and the president of Breda and each of its subsidiaries from June 9, 2003 until June 14, 2005. Mr. Neumayer has been a self-employed farmer since 1970.

Daniel Nieland has been a director of Breda since May 17, 2005, and his current term as a director will end at the annual shareholders meeting which will be held in 2008. Mr. Nieland has also served as a director of each of Breda's subsidiaries since May, 2005. Mr. Nieland has been self-employed as a farmer since 1978. He has served as a board member of Mt. Carmel Mutual Insurance Association in Breda, Iowa since 1988. Mr. Nieland has been serving as a Carroll County, Iowa Supervisor since January 2007.

Robert Buelt has been a director of Breda since October, 2006, and his current term as a director will end at the annual shareholders meeting which will be held in 2009. Mr. Buelt has also served as a director of each of Breda's subsidiaries since October, 2006. Mr. Buelt was the clubhouse manager for Breda Golf Club, Ltd. from March 1, 1999 until November 1, 2001. Mr. Buelt has been employed as the assistant manager of the Carroll Car Credit Company since November 1, 2001, and has been the owner/operator of Buelt Hatchery and Storage since January 1, 1985. Carroll Car Credit Company helps individuals establish and reestablish credit to purchase vehicles available from Carroll Car Credit Company. Buelt Hatchery and Storage is a mini-storage unit facility.

The number of directors for Breda is currently fixed at seven. Each director is elected to a three year term and until his or her successor is elected, or until his or her death, resignation or removal. The terms of the directors are staggered, so that three of the directors' terms expire in one year, two expire the next year, and two expire the following year. If an individual has served for three consecutive terms as a director, that individual must be off the board for at least one year before the individual can again be elected as a director. Each director of Breda must also be a Class A Common Stock shareholder of Breda, and a director will automatically cease to be a director if he or she sells or transfers all of his or her shares of Class A Common Stock. Each director must also be at least 18 years of age.

The officers of Breda are elected annually by the board of directors at its annual organizational meeting, and hold office until the next annual organizational meeting of the board of directors and until their respective successors are chosen or until their death, resignation or removal. The annual organizational meeting of the board of directors is the first regularly scheduled meeting of the board of directors which follows the annual shareholders meeting. Each officer, other than the chief executive officer, the chief operations officer and the chief financial officer, must also be a director of Breda.

The following three employees made significant contributions to Breda's business during 2007:

Name	Age	Position
Steve Frickenstein	56	Chief Executive Officer
Charles Deisbeck	41	Chief Operations Officer
Jane A. Morlok	54	Chief Financial Officer

Mr. Frickenstein became employed as the chief executive officer of Breda effective on July 1, 2006. Mr. Frickenstein served as a general manager of construction support for AT&T from May 1, 2000 through July 22, 2005. He provided various consulting services to Breda during the period of January, 2006 to June, 2006. Mr. Frickenstein has 36 years of experience in the telecommunications industry, and he began his career as a lineman for Illinois Bell. He has also had assignments in Europe and with Bell Labs in New Jersey.

Mr. Deisbeck became employed as the chief operations officer of Breda effective on July 1, 2006. Mr. Deisbeck was an operations manager at Choice One Communications in Milwaukee, Wisconsin, from September, 2000, to October, 2002. He served as the operations manager at Red River Telephone Company in Abercrombie, North Dakota, from October, 2002, until June 30, 2006. He has held various plant operations positions in the telecommunications industry since 1988.

Ms. Morlok was chief financial officer and co-chief executive officer of Breda from March 20, 1998 to July 1, 2006. She also served as Breda's interim chief executive officer from April 11, 2006 until July 1, 2006. Her title since July, 2006 has been chief financial officer.

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Breda's authorized stock consists of 5,000,000 shares of Class A Common Stock, no par value, and 5,000,000 shares of Class B Common Stock, no par value. The Class A Common Stock is comprised of three series, consisting of 4,968,984 shares of Series 1 Class A Common Stock, 30,959 shares of Series 2 Class A Common Stock, and 57 shares of Series 3 Class A Common Stock. As of April 4, 2008, Breda had the following outstanding shares of stock: (i) 1,574 shares of the Series 1 Class A Common Stock, which were held by 44 different shareholders; (ii) 26,635 shares of the Series 2 Class A Common Stock, which were held by 561 different shareholders; (iii) 50 shares of the Series 3 Class A Common Stock, which were held by 20 different shareholders; and (iv) 2,592 shares of Class B Common Stock, which were held by 75 different shareholders.

Breda had a total of 655 shareholders as of April 4, 2008. Some of the shareholders own shares of more than one of the series of the Class A Common Stock or own both Class A Common Stock and Class B Common Stock, and that is why the total number of shareholders noted in the preceding paragraph exceeds 655.

Breda's common stock is not listed on any exchange, and there is no public trading market for Breda's common stock. Breda has no plans to and has not agreed to register any shares of its common stock under any federal or state securities laws. An investment in Breda's common stock is also not a liquid investment because the Articles of Restatement of Breda establish various restrictions and conditions on the issuance and ownership of, and on the transfer of, shares of its stock.

For example, Breda has the first right and option to purchase any or all of the shares of the Class A Common Stock or the Class B Common Stock of any shareholder which are the subject of any assignment. An "assignment" for this purpose means any sale, transfer, assignment, gift, bequest or other disposition or conveyance of any shares of stock, whether voluntarily or involuntarily or by operation of any process of law, or otherwise, and whether or not for any value or consideration. An assignment includes, for example, an assignment occurring in connection with the death of a shareholder who is an individual, the dissolution of a shareholder which is an entity, the bankruptcy or insolvency of a shareholder, or the exercise of any rights by any creditor of a shareholder. The purchase price payable by Breda if Breda determines to exercise its right to purchase any shares of the Class A Common Stock or the Class B Common Stock in connection with any assignment, other than a voluntary sale of shares for value, is the fair value of the shares as determined by the board of directors, in its sole discretion.. The purchase price payable by Breda if the assignment is a voluntary sale of the shares by a shareholder for value will be the amount of the purchase price payable by the proposed transferee in the sale. Breda also has the right and option to purchase any or all of the shares of the Series 1 Class A Common Stock if the holder of the shares ceases to be an eligible telephone subscriber. The purchase price in this circumstance is the fair value of the shares as determined by the board of directors, in its sole discretion. Breda will pay the purchase price for any shares purchased by Breda within 90 days of the date of Breda's written notice to the shareholder of Breda's exercise of its right and option to purchase the shares.

The board of directors had historically established the purchase price at approximately 75% of the book value of Breda, but the board began to establish the purchase price at approximately 70% of the book value of Breda in 2002.

The board of directors has historically made this determination once per year, in March, April or May, based upon Breda's then most recent year-end financial statements. Breda's fiscal year ends on December 31. The price is then generally announced and becomes effective at the annual shareholders meeting for that year. The purchase price then generally applies until the board of directors makes a new determination and announces the new purchase price at the next annual shareholders meeting. The board of directors has, however, departed from its historical practice on a couple of occasions, primarily in connection with the sale of assets in a transaction which was material to Breda.

Under this approach, the issuance price and redemption price in 1995, 1996, 1997, 1998 and 1999 was, respectively, $27, $31, $41, $64 and $82.

The board of directors departed from its historical practice on November 2, 1999, by adopting a resolution fixing the purchase price at $149 per share. The $149 amount was not based on Breda's book value, but rather was roughly based upon the average sales price of $150.58 per share in the auction that was held in October of 1999. The auction is discussed below. The board of directors took that action because it believed the referenced auction provided it with a basis to make a more current determination on this issue. The board of directors also believed that it was appropriate to make a new determination of the purchase price given the sale of Breda's direct broadcast satellite operation on January 11, 1999. The sale of that operation resulted in a pre-tax gain of $7,436,415. The sale was not included in Breda's books until the first quarter of 1999, and was therefore not included in the 1998 year-end financial statements which had been utilized by the board of directors in establishing the $82 purchase price in early 1999.

The board of directors returned to its historical practices at its meeting on March 13, 2000, at which time the board of directors adopted a resolution fixing the purchase price at $180 per share. The $180 amount was determined based upon Breda's 1999 audited financial statements, and was announced at, and became effective at, the May 17, 2000 annual meeting of the shareholders of Breda. If the above described historical practices were followed, the $180 per share amount would have continued until the next annual determination was made by the board of directors and announced at the annual shareholders meeting for 2001.

The board of directors determined to again depart from its historical practices on this issue, however, at a meeting of the board of directors held on June 12, 2000. At that meeting, the directors adopted a resolution fixing Breda's purchase price for shares of its common stock at $235 per share. The board of directors took this action because it believed that it was appropriate to make a new determination of the purchase price to reflect the receipt by Prairie Telephone of most of the net after-tax proceeds of the sale by Prairie Telephone of its shares of stock in Central Iowa Cellular, Inc. The $235 per share amount was determined by taking approximately 75% of the then net after-tax proceeds of the sale on a per share basis and adding that figure to the last determined purchase price of $180 per share. The shareholders of Breda were notified of the increase in the purchase price from $180 to $235 per share by letter dated June 14, 2000.

At the time the board made its determination on June 12, 2000, Prairie Telephone had received approximately $5,108,280, before taxes, and it was estimated that Prairie Telephone would retain approximately $3,147,676 of that amount, after taxes. For purposes of determining the new purchase price discussed above, Prairie Telephone's basis in its 3,000 shares of common stock of Central Iowa Cellular, Inc. of approximately $206,770 was deducted from the after-tax amount of $3,147,676.

The board of directors has followed Breda's historical practices since that time, by announcing a new purchase price of:

- $258 per share at the May 16, 2001 annual meeting of the shareholders,

- $280 per share at the May 21, 2002 annual meeting of the shareholders,
- $303.00 per share at the May 20, 2003 annual meeting of the shareholders,
- $326 per share at the May 18, 2004 annual meeting of the shareholders,
- $357 per share at the May 17, 2005 annual meeting of the shareholders,
- $394 per share, by letter to the shareholders dated July 12, 2006,
- $457 per share, by letter to the shareholders dated April 2, 2007, and
- $509 per share, by letter to the shareholders dated April 1, 2008.

The per share amount was established based upon Breda's book value as reflected in its most recent year-end financial statements, consistent with Breda's historical practices, except that, since 2002, the purchase price has been set at approximately 70% of the book value.

The per share amounts that were announced by the letters to the shareholders were announced by those letters instead of at the annual meeting of the shareholders, given the delays experienced by Breda in holding those annual meetings.

The increase in the purchase price from $394 per share to $457 per share which was announced by the April 2, 2007 letter to the shareholders was primarily the result of Breda's receipt of $1,336,000 for the redemption of its 1,336 shares of Class C stock in the Rural Telephone Bank. Breda's pre-tax gain was approximately $1,170,211 and its after tax gain was approximately $698,946.

The board of directors currently intends to continue to address this issue on an annual basis consistent with the above described historical practices, except that the board of directors may determine to depart from those historical practices again in the future in the event of the occurrence of what the board of directors believes are material or significant events.

The purchase price as determined by the board of directors has increased from $27 per share in 1995 to the current $509 per share amount described above. Breda does not believe that the amount of this increase is indicative of potential future increases, however, in particular given that:

- The referenced increase was due primarily to three "one-time" material events, and
- Breda does not currently foresee any material increase in revenues from its or any of its subsidiaries' normal and ordinary course business operations, and, in fact, sees continuing downside pressure on those revenues.

Since there is no public trading market or any other principal market for Breda's common stock, repurchases of common stock by Breda currently is the primary method for a shareholder to be able to sell the shareholder's shares. Breda's repurchases of its common stock are discussed below in this Item.

An auction was held in October, 1999, at which shareholders desiring to sell their shares of Breda's common stock were given the opportunity to sell those shares to other Breda shareholders. There are no current plans to arrange any other auctions in the future. Breda does, however, maintain a list of shareholders desiring to sell their shares, and of other shareholders desiring to purchase those shares, as discussed below.

Given that repurchases of common stock by Breda currently are the primary method for a shareholder to be able to sell the shareholder's shares, the following paragraphs provide additional information on Breda's purchases of its common stock from its shareholders from 2000 through 2007.

During 2000, Breda repurchased 441 shares of its common stock from 14 different shareholders, at a purchase price of $235 per share.

During 2001, Breda repurchased a total of 2,216 shares of its common stock from 26 different shareholders. Two hundred twenty of those shares were purchased at $235 per share, and the rest of those shares (1,996) were purchased at $258 per share.

Breda repurchased a total of 2,025 shares of its common stock during 2002 from 32 different shareholders. Two hundred eighty-seven of those shares were purchased for $258 per share. The rest of those shares (1,738) were purchased for $280 per share.

Breda repurchased a total of 1,306 shares of its common stock during 2003 from 23 different shareholders. One hundred eighty-eight of those shares were purchased at $280 per share, and the rest of those shares (1,118) were purchased for $303 per share.

During 2004, Breda repurchased a total of 524 shares of its common stock from 13 different shareholders. Two hundred three of those shares were purchased at $303 per share. The rest of those shares (321) were purchased for $326 per share.

Breda repurchased a total of 147 shares of its common stock during 2005 from 8 different shareholders. All of those shares were purchased at $357 per share.

Breda repurchased a total of 7 shares of its common stock during 2006 from 1 shareholder, at a purchase price of $394 per share.

Breda repurchased a total of 80 shares of its common stock during 2007 from 1 shareholder, at a purchase price of $457 per share.

There may have been transfers among the shareholders of Breda during some of the above periods for which Breda did not exercise its right of first refusal. Some of those transfers are noted below.

Breda's ability to repurchase any of its shares is subject to certain restrictions in its loan agreements with the RTFC. Those restrictions are discussed below.

The board of directors determined in late 1999 to allow shareholders to advise Breda of the fact that they desire to sell any or all of their shares of Breda's common stock, and to allow persons to advise Breda of the fact that they desire to purchase shares of Breda's common stock. Breda keeps a list of those shareholders and buyers, and will make the list available to all of the shareholders and buyers on the list. The terms of any sale between a shareholder and a buyer will be negotiated by them, and no one is required to sell or buy any shares because their name is on the list. Breda also retains its right to purchase any shares which are intended to be sold by any shareholder to any buyer under the right of first refusal granted to Breda in its Articles of Restatement.

During the calendar year 2000, 5 separate sales of shares occurred between shareholders on the list. Two sales each involved 2 shares, which were sold for $235 per share. One sale involved 53 shares, which were sold for $235 per share. One sale involved 31 shares, which were sold for $155 per share. One sale involved 2 shares, which were sold for $149 per share. Breda elected not to exercise its right of first refusal on any of these shares.

During the calendar year 2001, 3 separate sales of shares occurred between shareholders on the list. Two sales each involved 7 shares, which were sold for $258 per share. The other sale involved 43 shares, which were also sold for $258 per share. Breda elected not to exercise its right of first refusal on any of these shares.

During the calendar year 2002, 3 separate sales of shares occurred between shareholders on the list. Two sales involved 2 shares which were sold for $258 per share. The other sale involved 3 shares which were also sold for $258 per share. Breda elected not to exercise its right of first refusal on any of these shares.

During the calendar year 2003, 1 sale of shares occurred between shareholders on the list. The sale involved 2 shares, which were sold for $280 per share.

There were no sales of shares between shareholders on the list during the calendar year 2004.

During the calendar year 2005, 6 separate sales of shares occurred between shareholders on the list. One sale involved 12 shares which were sold for $326 per share. One sale involved 28 shares which were sold for $357 per share. Two sales involved 2 shares each which were sold for $357 per share. One sale involved 16 shares which were sold for $367 per share. The last sale involved 21 shares which were sold for $357 per share. Breda elected not to exercise its right of first refusal on any of these shares.

During the calendar year 2006, 6 separate sales of shares occurred between shareholders on the list or among family members. One sale involved 80 shares, which were sold for $400 per share. One sale involved 1 share which was sold for $357. Another sale involved 10 shares which were sold for $410 per share. Two sales involved 40 shares, which were sold for $400 per share. Another sale involved 2 shares, which were sold for $394 per share. Breda elected not to exercise its right of first refusal with respect to any of these shares.

There were 21 separate transfers of shares during the calendar year 2007 between shareholders on the list or among family members. A summary of those transfers is as follows:

1. Two shares were sold for $394 per share.
2. Forty-five shares were sold for $394 per share.
3. Two shares were sold for $400 per share.
4. Eleven shares were sold for $457 per share.
5. Two shares were sold for $457 per share.
6. Ten shares were sold for $460 per share.
7. Two shares were sold for $457 per share.
8. Eight shares were sold for $450 per share.
9. Thirty shares were sold for $457 per share.
10. Two shares were sold for $457 per share.
11. Ten shares were sold for $457 per share.
12. Thirty shares were sold for $457 per share.
13. Ten shares were sold for $457 per share.
14. One hundred twenty shares were sold for $457 per share.
15. Fifty-three shares were sold for $457 per share.
16. One hundred ten shares were sold for $457 per share.
17. Nine shares were sold for $457 per share.
18. Eighty-three shares were sold for $457 per share.
19. Forty-seven shares were sold for $457 per share.
20. Two hundred forty two shares were sold to four employees for fair market value as determined by the employer.
21. Ten shares were sold for $480 per share.

Breda does not participate in, and has no responsibility for, negotiating the terms and conditions of any sale of shares between anyone on the list.

Breda has declared and paid 10 dividends to its shareholders since Breda was incorporated in 1964. The dividends were declared in March or April of each of 1999 through 2008. The first six dividends were in the amount of $3.00 per share. The 2005, 2006 and 2007 dividends were in the amount of $7.00 per share, and the 2008 dividend was in the amount of $8.00 per share. The aggregate dividend paid was, respectively, $113,166, $113,046, $111,087, $104,214, $98,436, $94,479, $218,190, $217,161, $217,112 and $246,808.

Payment of dividends is within the discretion of Breda's board of directors, and out of funds legally available therefor as provided in the Iowa Business Corporation Act. Breda's ability to declare and pay dividends is also restricted by some of the covenants in its loan agreements with the RTFC. Under those agreements, Breda may not pay any dividends without the prior written approval of the RTFC unless, after the payment, Breda is in compliance with the various ratios, net worth and margin requirements set forth in the loan agreements. Breda also may not pay any dividends if Breda is in default under the loan agreements or if the payment of the dividends would cause Breda to be in breach of the loan agreements.

The restrictions in the RTFC loan agreements also apply to Breda's purchase or redemption of any of its stock and to any other distributions to its shareholders, so the restrictions may also preclude Breda from being able to repurchase its shares of stock as otherwise discussed above.

Breda does not currently believe, however, that the restrictions in the RTFC loan agreements will preclude Breda from paying any dividends or distributions or from repurchasing any of its shares of common stock during 2008, should Breda otherwise determine to do so.

No shares of stock were issued by Breda in 2007. There are currently no outstanding warrants, options or other rights to purchase any shares of common stock of Breda, and there are also currently no outstanding securities which are convertible or exchangeable into or for common stock of Breda. Breda's shares of common stock are not convertible into any other securities.

AVAILABILITY OF OTHER INFORMATION

Breda will provide to a shareholder, upon the written request of the shareholder, a copy of Breda's annual report on Form 10-KSB for the year ended December 31, 2007. The annual report on Form 10-KSB will be provided without charge. Shareholders should direct any such written request to Breda at the following address:

Breda Telephone Corp.
112 East Main
P.O. Box 190
Breda, Iowa 51436

The request should be directed to the attention of Charles Thatcher, President of Breda.

FINANCIAL STATEMENTS

The following pages are certain financial statements of Breda with respect to the years ended December 31, 2006 and December 31, 2007.

[The remainder of this page is intentionally left blank.]

EXPLANATORY NOTE

Breda has investments in certain partnerships that it accounts for using the equity method. Because of the materiality of these investments at December 31, 2007, Breda's independent registered public accounting firm, Kiesling Associates LLP, is required to perform certain audit procedures or rely on the audits of other auditors to obtain reasonable assurance that the investments and related equity income were presented fairly, in all material respects, in the consolidated financial statements of Breda as of and for the year ended December 31, 2007.

Kiesling Associates LLP has not performed the necessary audit procedures or been given the authorization to rely on the audits of other auditors to obtain reasonable assurance that the investments and related equity income were presented fairly in all material respects for three outstanding partnerships for the year ended December 31, 2007. Given these circumstances, and because of the materiality of these outside investments in relation to Breda's financial statements for the year ended December 31, 2007, the auditors have issued a qualified audit opinion on the consolidated financial statements for Breda for the year ending December 31, 2007. The qualified audit opinion and financial statements are set out below.

Breda Telephone Corp.
And Subsidiaries
Breda, IA

Consolidated Financial Statements
For the Years
Ended December 31, 2007 and 2006

BREDA TELEPHONE CORP. AND SUBSIDIARIES
BREDA, IOWA

Contents

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Breda Telephone Corporation and Subsidiaries
Breda, Iowa

We have audited the accompanying consolidated balance sheets of Breda Telephone Corporation (an Iowa corporation) and subsidiaries as of December 31, 2007 and 2006, and the related consolidated statements of income, stockholders' equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

Except as discussed in the following paragraph, we conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as, evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

We were unable to perform audit procedures for 2007 supporting the Company's investments in Spiralight Network LLC, Iowa 8 Monona Limited Partnership, and RSA No. 9 Limited Partnership stated at $2,889,873 at December 31, 2007, or its equity in earnings in such partnerships of $244,777, which is included in net income for the year ended as described in Note 4 to the financial statements.

In our opinion, except for the effects of such adjustments, if any, as might have been determined to be necessary had we been able to examine evidence regarding the investment and earnings of Spiralight Network LLC, Iowa 8 Monona Limited Partnership, and RSA No. 9 Limited Partnership, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Breda Telephone Corporation and subsidiaries as of December 31, 2007 and 2006, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ Kiesling Associates LLP

West Des Moines, Iowa
March 28, 2008

BREDA TELEPHONE CORP. AND SUBSIDIARIES
BREDA, IOWA

CONSOLIDATED BALANCE SHEETS
December 31, 2007 and December 31, 2006

	December 31, 2007	December 31, 2006
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$ 1,104,327	$ 777,708
Marketable securities	480,311	643,119
Accounts receivable, net of allowances of $676,422 and $46,750 in 2007 and 2006, respectively	1,740,266	995,861
Interest receivable	98,013	82,241
Current portion of note receivable, less allowance of $219,691 in 2006	734,383	220,283
Inventory, at average cost	152,857	151,659
Other	17,973	47,440
Deferred income taxes	14,294	12,291
	4,342,424	2,930,602
OTHER NONCURRENT ASSETS		
Marketable securities	7,374,754	6,775,348
Investments in unconsolidated affiliates at equity	7,950,825	7,562,375
Other investments at cost	611,707	622,554
Goodwill	896,812	896,812
	16,834,098	15,857,089
PROPERTY, PLANT AND EQUIPMENT	5,015,302	4,509,149
TOTAL ASSETS	$ 26,191,824	$ 23,296,840
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES		
Current portion of long-term debt	$ 187,710	$ 175,729
Accounts payable	850,432	178,331
Accrued taxes	390,659	123,301
Other	116,034	63,417
	1,544,835	540,778
LONG-TERM DEBT, less current portion	951,495	1,139,205
OTHER NONCURRENT LIABILITIES	1,213,607	1,359,628
STOCKHOLDERS' EQUITY		
Common stock, Class A - no par value, 5,000,000 shares authorized, 28,923 and 31,016 shares issued and outstanding at $457 and $394 stated values, respectively	13,217,811	12,220,304
Common stock, Class B - no par value, 5,000,000 shares authorized, 2,013 shares issued and outstanding at $457 stated value, as of December 31, 2007	919,941	-
Retained earnings	8,344,135	8,036,925
	22,481,887	20,257,229
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 26,191,824	$ 23,296,840

The accompanying notes are an integral part of these consolidated financial statements.

BREDA TELEPHONE CORP. AND SUBSIDIARIES
BREDA, IOWA

CONSOLIDATED STATEMENTS OF INCOME
For the Years Ended 2007 and 2006

	For the Years Ended 2007	2006
OPERATING REVENUES	$ 10,482,625	$ 8,667,053
OPERATING EXPENSES		
Cost of services	5,274,092	4,109,781
Depreciation and amortization	1,016,247	960,685
Selling, general, and administrative	2,227,901	2,181,342
	8,518,240	7,251,808
OPERATING INCOME	1,964,385	1,415,245
OTHER INCOME (EXPENSES)		
Interest and dividend income	486,217	391,562
Gain on sale of investments	68,058	1,165,392
Gain or (Loss) on disposal of assets	13,958	(21,714)
Interest expense	(91,871)	(108,774)
Income from equity investments	1,447,477	1,872,028
Other, net	(43,964)	5,770
	1,879,875	3,304,264
INCOME BEFORE INCOME TAXES	3,844,260	4,719,509
INCOME TAXES	1,365,930	1,900,632
NET INCOME	$ 2,478,330	$ 2,818,877
NET INCOME PER COMMON SHARE	$ 79.94	$ 90.87
DIVIDENDS PER COMMON SHARE	$ 7.00	$ 7.00

The accompanying notes are an integral part of these consolidated financial statements.

BREDA TELEPHONE CORP. AND SUBSIDIARIES
BREDA, IOWA

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

	Common Stock		Retained	
	Shares	Amount	Earnings	Total
Balance at December 31, 2005	31,023	$ 11,075,211	$ 6,583,060	$ 17,658,271
Comprehensive income:				
Net Income			2,818,877	2,818,877
Dividends paid			(217,161)	(217,161)
Common stock redeemed, net	(7)	(2,758)		(2,758)
Stated value stock adjustment		1,147,851	(1,147,851)	
Balance at December 31, 2006	31,016	12,220,304	8,036,925	20,257,229
Comprehensive income:				
Net Income			2,478,330	2,478,330
Dividends paid			(217,112)	(217,112)
Common stock redeemed, net	(80)	(36,560)		(36,560)
Stated value stock adjustment		1,954,008	(1,954,008)	
Balance at December 31, 2007	30,936	$ 14,137,752	$ 8,344,135	$ 22,481,887

BREDA TELEPHONE CORP. AND SUBSIDIARIES
BREDA, IOWA

CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2007 and 2006

	2007	2006
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 2,478,330	$ 2,818,877
Adjustments to reconcile net income		
to cash provided by operating activities:		
Depreciation and amortization	1,016,247	960,685
Deferred income taxes	(148,024)	367,274
Amortization of investment premium/discount - net	42,831	97,488
Equity income in unconsolidated affiliates, net of distributions		
received of $1,228,439 and $1,153,057 in 2007 and 2006, respectively	(219,038)	(718,971)
Realized (gain) or loss on sale of property	(13,958)	21,714
Note receivable discount	-	(814)
Gain on sale of marketable securities	(13,062)	-
Gain on sale of equity investments	(97,100)	-
Gain on sale of investments - at cost	-	(1,165,392)
Changes in assets and liabilities:		
(Increase) Decrease in assets	(731,908)	(52,245)
Increase (Decrease) in liabilities	784,745	(587,657)
Net cash provided by operating activities	3,099,063	1,740,959
CASH FLOWS FROM INVESTING ACTIVITIES		
Capital expenditures	(1,319,496)	(390,462)
Proceeds from the sale of assets	18,385	116,247
Purchase of marketable securities	(2,040,367)	(3,177,070)
Purchase of equity investments	(169,412)	(960,000)
Purchase of other investments - at cost	(5,055)	(5,978)
Proceeds from the sale of marketable securities	1,574,000	1,755,003
Proceeds from the sale of equity investments	63,000	
Proceeds from the sale of other investments - at cost	15,902	1,343,701
Issuance of notes receivable	(480,000)	-
Net cash used in investing activities	(2,343,043)	(1,318,559)
CASH FLOWS FROM FINANCING ACTIVITIES		
Repayment of long term debt	(175,729)	(164,514)
Common stock redeemed, net	(36,560)	(2,758)
Dividends paid	(217,112)	(217,161)
Net cash used in financing activites	$ (429,401)	$ (384,433)
Net Increase in Cash and Cash Equivalents	$ 326,619	$ 37,967
Cash and Cash Equivalents at Beginning of Period	777,708	739,741
Cash and Cash Equivalents at End of Period	$ 1,104,327	$ 777,708
Supplemental Disclosures of Cash Flow Information		
Cash paid during the period for:		
Interest	$ 91,871	$ 108,774
Income taxes	$ 1,236,856	$ 1,798,064

The accompanying notes are an integral part of these consolidated financial statements.

BREDA TELEPHONE CORPORATION AND SUBSIDIARIES
BREDA, IOWA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2007 and 2006

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

The Breda Telephone Corporation (herein referred to as "the Company") is a provider of telecommunications exchange and local access services, long distance services, cable television services and Internet services in a service area located primarily in western Iowa. The company is also involved in retail sales of cellular equipment and service plans for cellular partnerships of which it owns interests, and sales of other telecommunications equipment.

Basis of Presentation

The accounting policies of the Company and its subsidiaries conform to accounting principles generally accepted in the United States of America. Management uses estimates and assumptions in preparing its consolidated financial statements. Those estimates and assumptions affect the reported amounts of assets, liabilities, revenues, and expenses, and the disclosure of contingent revenues and expenses. Telephone operations reflect practices appropriate to the telephone industry. The accounting records of the telephone companies are maintained in accordance with the Uniform System of Accounts for Class A and B Telephone Companies prescribed by the Federal Communications Commission (FCC) as modified by the state regulatory authority.

The accounting records for the Company's cable television operations are maintained in accordance with the Uniform System of Accounts for CATV Companies prescribed by the National Association of Regulatory Utility Commissioners.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its 100% owned subsidiaries, Prairie Telephone Co., Inc., Tele-Services, Ltd., and Westside Independent Telephone Company. The financial statements of Prairie Telephone Co., Inc. include the accounts of Prairie and its 100% owned subsidiary, BTC, Inc. All material intercompany transactions have been eliminated in consolidation.

Cash Equivalents

All highly liquid investments with a maturity of three months or less at the time of purchase are considered cash equivalents.

Investments

Marketable debt and equity securities bought and held principally for selling in the near future are classified as trading securities and carried at fair value. Unrealized holding gains and losses on trading securities are reported in earnings. Marketable debt and equity securities classified as available-for-sale are carried at fair value with unrealized holding gains and losses recorded as a separate component of stockholders' equity.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Investments, (Continued)

Debt securities for which the Company has both the positive intent and ability to hold to maturity are classified as held-to-maturity and are carried at amortized cost. The Company uses the specific identification method of computing realized gains and losses.

Nonmarketable equity investments, over which the Company has significant influence or a 20% ownership, are reflected on the equity method. Other nonmarketable equity investments are stated at cost.

Inventory

Inventory includes both merchandise held for resale and material and supplies. Merchandise held for resale is recorded at the lower of cost or market with cost determined by the average cost method. Materials and supplies, used in the construction of the Company's facilities to provide telecommunications services, are recorded at average cost.

Goodwill

Goodwill is deemed to have an indefinite life and is stated at the lower of cost or fair value. The asset is subject to periodic impairment tests.

Property, Plant and Equipment

Telephone and cable television plant are capitalized at original cost including the capitalized cost of salaries and wages, materials, certain payroll taxes, employee benefits and interest incurred during the construction period.

The Company provides for depreciation for financial reporting purposes on the straight-line method by the application of rates based on the estimated service lives of the various classes of depreciable property. These estimates are subject to change in the near term.

Renewals and betterments of units of property are charged to telephone and cable television plant in service. When plant is retired, its cost is removed from the asset account and charged against accumulated depreciation less any salvage realized. No gains or losses are recognized in connection with routine retirements of depreciable property. Repairs and renewals of minor items of property are included in plant specific operations expense.

Repairs of other property, as well as renewals of minor items of property are included in plant specific operations expense. A gain or loss is recognized when other property is sold or retired.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Long-Lived Assets

The Company would provide for impairment losses on long-lived assets when indicators of impairment are present and the estimated undiscounted cash flows to be generated by those assets are less than the assets' carrying amount. Based on current conditions, management does not believe any of its long-lived assets are impaired.

Income Taxes

Income taxes are accounted for using a liability method and provide for the tax effects of transactions reported in the consolidated financial statements including both taxes currently due and deferred. Deferred taxes are adjusted to reflect deferred tax consequences at current enacted tax rates. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred taxes arise from differences between the book and tax basis of plant assets, certain investments, receivables and goodwill. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible, when the assets and liabilities are recovered or settled.

Revenue Recognition

The Company recognizes revenues when earned regardless of the period in which they are billed. The Company is required to provide telephone service to subscribers within its defined service territory.

Local network, Internet and cable television service revenues are recognized over the period a subscriber is connected to the network.

Network access and long distance service revenues are derived from charges for access to the Company's local exchange network. The interstate portion of access revenues is based on an average schedule settlement formula administered by the National Exchange Carrier Association (NECA), which is regulated by the FCC. The intrastate portion of access revenues is billed based upon the Company's tariff for access charges filed with the Iowa Utilities Board (IUB). The charges developed from these tariffs are used to bill the connecting long distance provider and revenues are recognized in the period the traffic is transported based on the minutes of traffic carried. Long distance revenues are recognized at the time a call is placed based on the minutes of traffic processed at contracted rates.

Cellular sales and commission revenues are recognized at the time of customer activation.

The Company uses the reserve method to recognize uncollectible customer accounts.

Reclassifications

Certain reclassifications have been made to the 2006 consolidated financial statements to conform with the 2007 presentation.

NOTE 2. MARKETABLE SECURITIES

The amortized cost and fair value of held-to-maturity securities are:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
December 31, 2007				
Held-to-Maturity:				
Municipal bonds	$ 4,848,490	$ 59,473	$ (23,457)	$ 4,884,506
Government securities	3,006,575	10,572	(39,972)	2,977,175
	$ 7,855,065	$ 70,045	$ (63,429)	$ 7,861,681
December 31, 2006				
Held-to-Maturity:				
Municipal bonds	$ 4,687,740	$ 29,187	$ (54,495)	$ 4,662,432
Government securities	2,730,727	9,982	(45,299)	2,695,410
	$ 7,418,467	$ 39,169	$ (99,794)	$ 7,357,842

	2007	2006
Amounts classified as:		
Current	$ 480,311	$ 643,119
Noncurrent	7,374,754	6,775,348
Total	$ 7,855,065	$ 7,418,467

The amortized cost and fair value of marketable debt securities at December 31, 2007, by contractual maturity are shown below. Expected maturities may differ from contractual maturities because the issuers of the securities may have the right to prepay obligations without prepayment penalties.

	Amortized Cost	Fair Value
Due in one year or less	$ 480,311	$ 478,047
Due after one year through three years	1,282,099	1,294,050
Due after three years through five years	1,538,553	1,550,087
Due after five years	4,554,102	4,539,497
	$ 7,855,065	$ 7,861,681

NOTE 3. NOTE RECEIVABLE

Notes receivable consist of the following:

	2007	2006
Desktop Media, LLC - 8.75%	-	439,974
Allowance - Desktop	-	(219,691)
Jaguar Communications, Inc. - 4.81%	254,383	-
Spiralight Network, LLC - 8.5%	480,000	-
	734,383	220,283
Less current portion	734,383	220,283
	$ -	$ -

The Company, Desktop Media, LLC, and each of Desktop Media, LLC's members signed a purchase agreement with Jaguar Communications, Inc., on June 28, 2007. Upon the closing of this purchase agreement, the Company surrendered its $439,974 instrument of indebtedness in exchange for a 28% equity interest in Desktop Media, LLC. The company had held a 17% ownership interest. The sale of Desktop Media, LLC, to Jaguar Communications, Inc. was finalized on September 28, 2007. The Company received cash of $63,000 and a short-term promissory note of $254,383, for its 28% ownership interest in Desktop Media, LLC. The promissory note dated September 28, 2007, accrues interest from September 28, 2007, at a rate of 4.81 percent per annum until payment is made in full, which shall be the earlier of (i) the twelve month anniversary of the date of the note, or (ii) upon the payment to Jaguar of the initial Foundation for Rural Service disbursement with respect to Jaguar's currently pending loan request with the Rural Utilities Service (RUS).

The Company originated a promissory note to its unconsolidated affiliate, Spiralight Network, LLC, on September 5, 2007. The amount of the note is $480,000 and accrues interest from September 5, 2007, at a rate of 8.5 percent per annum until payment is made in full on September 14, 2008. The note may not be prepaid. The Company has a 35.29% ownership interest in Spiralight Network, LLC.

NOTE 4. OTHER INVESTMENTS

INVESTMENTS IN UNCONSOLIDATED AFFILIATES AT EQUITY

Investments in unconsolidated affiliates at equity include investments in partnerships, limited liability companies and joint ventures as follows:

	2007	2006
Alpine Communications, L.C.	$ 2,227,935	$ 2,064,675
West Iowa Cellular, Inc.	1,492,056	1,321,626
RSA #1, Ltd.	1,395,594	1,204,368
RSA #7, Ltd.	554,043	451,619
RSA #9, Ltd.	1,024,903	769,064
Desktop Media, L.L.C.	-	-
Quad County Communications	102,928	56,068
Carroll County Wireless, L.L.C.	66,764	63,038
Guthrie Group, L.L.C.	40,222	54,619
Bug Tussel Wireless, L.L.C.	673,466	617,298
Spiralight Network, L.L.C.	372,914	960,000
	$ 7,950,825	$ 7,562,375

The Company has a 17.42% ownership interest in Alpine Communications, L.C. (Alpine) at December 31, 2007 and 2006. Alpine owns and operates several wireline telephone exchanges in northeastern Iowa, along with providing Internet and cable television services in and around its wireline service territory.

The following is a summary of condensed financial information pertaining to the company described above as of December 31, 2007 and 2006 and the twelve months then ended.

	Alpine Communications, L.C.	
	2007	2006
Assets	$ 24,059,444	$ 19,092,728
Liabilities	12,223,043	8,193,306
Equity	$ 11,836,401	$ 10,899,422
Revenues	$ 7,699,177	$ 7,632,340
Expenses	5,721,682	5,340,054
Net Income	$ 1,977,495	$ 2,292,286

The Company's percentage ownership interests in partnerships providing cellular telephone services within their respective service areas at December 31, 2007 and 2006 are as follows:

West Iowa Cellular, Inc.,	25.0%
RSA #1, Ltd.	10.3%
RSA #7, Ltd.	7.1%
RSA #9, Ltd.	16.7%

NOTE 4. OTHER INVESTMENTS (Continued)

The following is a summary of condensed financial information pertaining to the companies described above as of December 31, 2007 and 2006 and the twelve months then ended.

2007

	West Iowa Cellular, Inc.	RSA #1	RSA #7	RSA #9
Assets	$ 6,318,015	$ 13,798,319	$ 10,852,365	$ 7,840,536
Liabilities	349,787	1,171,448	3,108,684	1,691,242
Equity	$ 5,968,228	$ 12,626,871	$ 7,743,681	$ 6,149,294
Revenues	$ 3,172,534	$ 9,546,084	$ 19,339,038	$ 12,046,486
Expenses	1,290,809	6,573,884	14,396,749	8,811,605
Net Income	$ 1,881,725	$ 2,972,200	$ 4,942,289	$ 3,234,881

2006

	West Iowa Cellular, Inc.	RSA #1	RSA #7	RSA #9
Assets	$ 5,627,101	$ 11,825,263	$ 9,614,812	$ 6,239,458
Liabilities	340,599	966,659	3,302,667	1,625,995
Equity	$ 5,286,502	$ 10,858,604	$ 6,312,145	$ 4,613,463
Revenues	$ 2,328,612	$ 8,193,772	$ 16,900,499	$ 10,828,447
Expenses	980,885	6,021,512	13,176,017	8,318,020
Net Income	$ 1,347,727	$ 2,172,260	$ 3,724,482	$ 2,510,427

As discussed previously in Note 3, the Company sold its ownership interest in Desktop Media, LLC, on September 28, 2007. The Company had owned a 17% interest in Desktop at December 31, 2006 and had owned a 28% interest on September 28, 2007. Desktop operates in southeastern Minnesota and is a provider of Internet and telephone services.

This investment was accounted for under the equity method with the Company recognizing their proportionate share of income and losses to the extent that the investment exceeds losses. Accordingly, the recorded investment amount in Desktop was eliminated at December 31, 2004. In 2005, additional losses in excess of the basis totaling $46,717 were applied against the outstanding note receivable.

The Company's basis in the outstanding note receivable of $439,974 on the date of the sale was $220,283. The Company is reporting a $97,100 gain on the sale of its ownership interest in Desktop Media, LLC, upon its receipt of $317,383 in cash on September 28, 2007. The company also received a short-term promissory note of $254,383, as noted previously.

NOTE 4. OTHER INVESTMENTS (Continued)

The following is a summary of condensed financial information pertaining to the company described above as of December 31, 2006 and the twelve months then ended.

		Desktop Media, L.L.C.
		2006
Assets	$	516,434
Liabilities		1,926,356
Equity	$	(1,409,922)
Revenues	$	2,230,723
Expenses		2,443,209
Net Income	$	(212,486)

The Company has a 33.33% ownership interest in Quad County Communications (Quad County) at December 31, 2007 and 2006. This entity owns and operates a fiber optic network.

The following is a summary of condensed financial information pertaining to the company described above as of December 31, 2007 and 2006 and the twelve months then ended.

		Quad County Communications		
		2007		2006
Assets	$	317,942	$	174,882
Liabilities		9,159		6,677
Equity	$	308,783	$	168,205
Revenues	$	190,867	$	24,088
Expenses		50,574		51,831
Net Income	$	140,293	$	(27,743)

NOTE 4. OTHER INVESTMENTS (Continued)

The Company's percentage interests in Carroll County Wireless, L.L.C. and Guthrie Group, L.L.C. are each 33.33% at December 31, 2007 and 2006. Both companies have purchased the licenses to provide personal communication services (PCS); however, neither company has begun providing PCS services as of December 31, 2007.

The following is a summary of condensed financial information pertaining to the companies described above as of December 31, 2007 and 2006 and the twelve months then ended.

2007

	Carroll County Wireless, L.L.C.	Guthrie Group, L.L.C.
Assets	$ 200,291	$ 120,667
Liabilities	-	-
Equity	$ 200,291	$ 120,667
Revenues	$ 41,984	$ 4,403
Expenses	30,806	47,963
Net Income	$ 11,178	$ (43,560)

2006

	Carroll County Wireless, L.L.C.	Guthrie Group, L.L.C.
Assets	$ 189,113	$ 164,227
Liabilities	-	-
Equity	$ 189,113	$ 164,227
Revenues	$ 29,685	$ 3,459
Expenses	27,559	12,068
Net Income	$ 2,126	$ (8,609)

The Company has a 9.94% ownership interest in Bug Tussel Wireless LLC (Bug Tussel) at December 31, 2007 and 2006. Bug Tussel has constructed a wireless network in rural Wisconsin, which provides roaming services to cellular carriers offering service in the state.

The following is a summary of condensed financial information pertaining to the company described above as of December 31, 2007 and 2006 and the twelve months then ended.

	Bug Tussel Wireless, L.L.C.	
	2007	2006
Assets	$ 14,954,261	$ 9,671,295
Liabilities	9,398,031	4,740,197
Equity	$ 5,556,230	$ 4,931,098
Revenues	$ 11,242,608	$ 8,351,715
Expenses	9,838,227	5,966,644
Net Income	$ 1,404,381	$ 2,385,071

NOTE 4. OTHER INVESTMENTS (Continued)

The Company has a 35.29% ownership interest in Spiralight Networks LLC (Spiralight) at December 31, 2007 and 2006. Spiralight provides fiber optic transport services in Wisconsin, Illinois and Minnesota.

The following is a summary of condensed financial information pertaining to the company described above as of December 31, 2007 and 2006 and the twelve months then ended.

	Spiralight Network, L.L.C. 2007	2006
Assets	$ 3,342,987	$ 4,844,566
Liabilities	2,286,398	2,928,169
Equity	$ 1,056,589	$ 1,916,397
Revenues	$ 2,632,734	$ 438
Expenses	4,434,893	5,041
Net Income	$ (1,802,159)	$ (4,603)

Partnership investments above with less than a 20% ownership are carried at equity due to the level of influence the Company has with respect to each investment. Investments in limited liability companies are on the equity method if ownership is more than 3-5%.

LONG-TERM INVESTMENTS AT COST

Long-term investments at cost include nonmarketable equity securities and certificates as follows:

	2007	2006
NECA Services, Inc. - stock	$ 300,000	$ 300,000
Rural Telephone Finance Cooperative - certificates	173,352	178,616
Iowa Network Services - stock	78,705	78,705
NRTC Patronage Capital - certificates	48,650	54,233
Other	11,000	11,000
	$ 611,707	$ 622,554

NOTE 5. GOODWILL

Goodwill consists of the following:

	2007	2006
Balance, beginning of year	$ 896,812	$ 896,812
Goodwill acquired	-	-
Goodwill impairment	-	-
Balance, end of year	$ 896,812	$ 896,812

The Company annually assesses its recorded balances of goodwill and indefinite lived intangible assets. As a result, the Company determined no impairment needed to be recorded for the years ended December 31, 2007 and 2006.

NOTE 6. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment includes the following:

	2007	2006
Telephone plant in service:		
Land	$ 41,408	$ 41,508
Buildings	1,406,982	1,412,256
Other general support assets	2,305,688	1,713,384
Central office assets	4,063,231	4,028,301
Cable and wire facilities	5,086,640	4,870,035
Other plant and equipment	1,075,939	991,668
	13,979,888	13,057,152
Cable television plant in service:		
Land	$ 8,846	$ 8,846
Buildings	132,673	132,673
Other plant and equipment	207,753	222,146
Towers, antennas and head end equipment	1,613,382	1,603,930
Cable and wire facilities	1,573,544	1,573,544
Franchises	30,092	30,092
	3,566,290	3,571,231
Total property, plant and equipment	17,546,178	16,628,383
Less accumulated depreciation	13,008,767	12,119,234
	4,537,411	4,509,149
Plant under construction	477,891	-
	$ 5,015,302	$ 4,509,149

Telephone cable and wire facilities of approximately $752,000 and cable television head end equipment of approximately $506,000 were fully depreciated in 2007. Depreciation on depreciable property resulted in composite rates of 6.0% and 5.8% for 2007 and 2006, respectively.

NOTE 7. INCOME TAXES

Income taxes reflected in the Consolidated Statements of Income consist of the following:

	2007	2006
Federal income taxes:		
Current tax expense	$ 1,147,635	$ 1,208,959
Deferred tax expense	(112,633)	275,838
State income taxes:		
Current tax expense	366,319	324,399
Deferred tax expense	(35,391)	91,436
Total income tax expense	$ 1,365,930	$ 1,900,632

Deferred federal and state tax liabilities and assets reflected in the Consolidated Balance Sheets are summarized as follows:

	2007	2006
Deferred tax liabilities		
Federal	$ 1,097,484	$ 1,156,574
State	341,792	356,426
Total deferred tax liabilities	1,439,276	1,513,000
Deferred tax assets		
Federal	(178,802)	(125,259)
State	(61,161)	(40,404)
Total deferred tax assets	(239,963)	(165,663)
Net deferred tax liabilities	$ 1,199,313	$ 1,347,337
Current portion	$ (14,294)	$ (12,291)
Long-term portion	1,213,607	1,359,628
Net deferred tax liability	$ 1,199,313	$ 1,347,337

The tax provision differs from the expense that would result from applying the federal statutory rates to income before income taxes as the result of state income taxes and tax-exempt interest on municipal bonds.

NOTE 7. INCOME TAXES (Continued)

The following is a reconciliation of the statutory federal income tax rate of 34% to the Company's effective income tax rate:

	2007	2006
Statutory federal income tax rate	34.0 %	34.0
State income taxes, net of federal benefit	10.1 %	10.1
Amortization of bond premiums	0.4 %	0.4
Dividends received deduction	(0.5) %	(0.6)
Tax exempt interest	(2.2) %	(3.7)
Other	(6.3) %	0.1
Effective income tax rate	35.5 %	40.3

The Company files consolidated tax returns including their subsidiaries, Prairie Telephone Co., Inc., Westside Independent Telephone Company and Tele-Services, Ltd.

NOTE 8. LONG-TERM DEBT

Long-term debt consists of:

	2007	2006
Rural Telephone Finance Cooperative 7.35% (Fixed Rate)	$ 1,139,205	$ 1,314,934
Less current portion	187,710	175,729
	$ 951,495	$ 1,139,205

The annual requirements for principal payments on long-term debt for the next five years are as follows:

2008	$ 187,710
2009	200,507
2010	214,177
2011	228,779
2012	244,377

Substantially all assets of the Company are pledged as security for the long-term debt under certain loan agreements with the Rural Telephone Finance Cooperative (RTFC). These mortgage notes are to be repaid in equal quarterly installments covering principal and interest beginning two to three years after date of issue and expiring by the year 2013.

NOTE 8. LONG-TERM DEBT (Continued)

The security and loan agreements underlying the RTFC notes contain certain restrictions on distributions to stockholders, investment in, or loans to others, and payment of management fees or an increase in management fees. The Company is restricted from making any distributions, except as might be specifically authorized in writing in advance by the RTFC noteholders, unless minimum net worth exceeds 40% and distributions are limited to certain levels of prior year cash margins. In addition, the Company is required to achieve a debt service coverage ratio of not less than 1.25 and a times interest earned ratio of not less than 1.5. As of December 31, 2007 and December 31, 2006, all loan covenants were met.

The Company has a line of credit with the RTFC for $1,500,000. The approved line of credit is available until November 15, 2010. The interest rate at December 31, 2007 is 8.5%. No funds were advanced under the line at December 31, 2007. In addition, the Company has a line of credit with the RTFC for $500,000. This approved line of credit is available until November 30, 2010. The interest rate at December 31, 2007 is 8.5%. No funds were advanced under the line at December 31, 2007.

NOTE 9. OPERATING SEGMENTS INFORMATION

The Company organizes its business into three reportable segments: local exchange carrier (LEC) services, broadcast services and Internet service provider (ISP) services. The LEC services segment provides telephone, data services and other services to customers in local exchanges. The broadcast services segment provides cable television services to customers in Iowa and Nebraska. The ISP services segment provides Internet access to customers within the local exchanges and the surrounding areas.

The Company's reportable business segments are strategic business units that offer different products and services. Each reportable segment is managed separately primarily because of different products, services and regulatory environments. LEC segments have been aggregated because of their similar characteristics.

NOTE 9. OPERATING SEGMENTS INFORMATION (Continued)

The segment's accounting policies are the same as those described in the summary of significant accounting policies.

2007	Local Exchange Carrier	Broadcast	Internet Service Provider	Total
Revenues and sales	9,112,511	711,461	658,653	$ 10,482,625
Interest income	464,530	14,442	7,245	486,217
Interest expense	(91,871)	-	-	(91,871)
Depreciation and amortization	787,176	69,421	159,650	1,016,247
Income tax expense (benefit)	1,306,950	(145,410)	204,390	1,365,930
Segment profit (loss)	3,319,045	(202,015)	(638,700)	2,478,330
Segment assets	23,798,048	651,181	1,742,595	26,191,824
Expenditures for segment assets	1,356,648	(78,056)	40,904	1,319,496
2006				
Revenues and sales	$ 7,315,068	$ 724,957	$ 627,028	$ 8,667,053
Interest income	372,967	16,385	2,210	391,562
Interest expense	108,774	-	-	108,774
Depreciation and amortization	668,691	144,894	147,100	960,685
Income tax expense (benefit)	2,035,978	(132,002)	(3,344)	1,900,632
Segment profit (loss)	3,514,489	(184,972)	(510,640)	2,818,877
Segment assets	21,416,179	748,796	1,131,865	23,296,840
Expenditures for segment assets	246,657	71,548	72,257	390,462

NOTE 10. NET INCOME PER COMMON SHARE

Net income per common share for 2007 and 2006 was computed by dividing the weighted average number of shares of common stock outstanding into the net income. The weighted average number of shares of common stock outstanding for the years ended December 31, 2007 and 2006 were 31,003 and 31,021, respectively.

NOTE 11. STOCK VALUE ADJUSTMENT

During April 2007, the board of directors authorized a $63 increase in the stated value of each share of common stock from $394 to $457. There were 31,016 shares outstanding at the time of the value adjustment, which reduced retained earnings by $1,954,008.

During July 2006, the board of directors authorized a $37 increase in the stated value of each share of common stock from $357 to $394. There were 31,023 shares outstanding at the time of the value adjustment, which reduced retained earnings by $1,147,851.

NOTE 12. STOCK RESTRICTIONS

The Company's Articles of Restatement became effective on March 29, 2007. One of the changes originating with the Articles of Restatement was the addition of a second class of common stock. The Company is authorized to issue 10,000,000 shares, comprised of the following two classes: (i) 5,000,000 shares of Class A Common Stock, no par value; and (ii) 5,000,000 shares of Class B Common Stock, no par value.

The Class A Common Stock is comprised of the following three series:

(i) Series 1 – these shares represent Class A shares issued after March 29, 2007. These shares have voting rights of one vote per shareholder, regardless of the number of Class A shares held.

(ii) Series 2 – these shares were issued and outstanding immediately prior to the March 29, 2007 effective date and with respect to which the holders of such shares had one vote per shareholder, regardless of the number of Class A shares held. The shares had previously been shares of the former Class A stock of the Corporation that were issued and outstanding on February 28, 1995.

(iii) Series 3 – these shares were issued and outstanding immediately prior to the March 29, 2007 effective date and with respect to which the holders of such shares had one vote for each such share. The shares had previously been shares of the former Class A stock of the Corporation that were issued and outstanding on February 28, 1995. These shares have voting rights of one vote per share.

The Class B Common Stock represent non-voting shares issued after March 29, 2007.

Restrictions on the stock include the following:

- Individuals purchasing Class A, Series 1 stock must be living within the Breda and Lidderdale service areas of the Company and subscribe to its telephone services. Individuals or entities can purchase Class B, non-voting stock without service area or service participation restrictions.
- Shareholders are individually limited to ownership of not more than one percent of the joint outstanding Class A and Class B stock unless ownership was prior to the Articles of Restatement. There may be two stockholders per household and their joint ownership may not exceed two percent of the joint outstanding Class A and Class B stock.
- Shareholders shall not sell any shares of stock owned unless the Company has been given first right of refusal.
- Stock transfers require consent of the board of directors.
- The Company may adopt bylaws, which may further restrict the transfer or ownership of capital stock of the Company.

NOTE 13. EMPLOYEE BENEFITS

The Company has a defined benefit pension plan covering most employees. The multi employer retirement program is with the National Telephone Cooperative Association (NTCA) and has been approved by the Internal Revenue Service. Pension costs expensed and capitalized for 2007 and 2006 were \$158,110 and \$144,376, respectively. The Company makes annual contributions to the plan equal to amounts accrued for pension expense.

NOTE 14. ASSET RETIREMENT OBLIGATION

Generally accepted accounting principles require entities to record the fair value of a liability for legal obligations associated with an asset retirement in the period in which the obligations are incurred. When the liability is initially recorded, the entity capitalizes the cost of the asset retirement obligation by increasing the carrying amount of the related long-lived asset. Over time, the liability is accreted to its present value each period, and the capitalized cost is depreciated over the useful life of the related asset.

The Company has determined it does not have a material legal obligation to remove long-term assets and accordingly, there have been no liabilities recorded for the years ended December 31, 2007 and 2006.

NOTE 15. RELATED PARTY TRANSACTIONS

The Company receives commission revenue from RSA #9, Ltd. Partnership (RSA #9) based on cellular service activation and retention. The Company has a 16.7% ownership interest in RSA #9. Commissions received by the Company for the years ended December 31, 2007 and 2006 were approximately $1,143,000 and $1,111,000, respectively. At December 31, 2007 and 2006, $156,870 and $147,351 were due from RSA #9 for commissions.

NOTE 16. CONCENTRATIONS OF CREDIT RISK

The Company grants credit to local service customers, all of whom are located in the service area, broadcast customers, Internet customers and telecommunications intrastate and interstate long distance carriers.

The Company received 71% of its 2007 revenues from access revenues and assistance provided by the Federal Universal Service Fund. As a result of the Telecommunications Act of 1996, the manner in which access revenues and Universal Service Funds are determined is currently being modified by regulatory bodies.

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, along with both temporary and long-term investments. The Company places its cash, cash equivalents and investments in several financial institutions which limits the amount of credit exposure in any one financial institution.

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash and cash equivalents.

The Company routes conference bridging minutes of use through its switch in Carroll, Iowa. The Company generates revenues from this service based on tariffed rates per minutes of use, which is charged to interexchange carriers. In April 2007 certain interexchange carriers began disputing the charges and the volume of minutes on which the charges were billed, and stopped payment until the dispute could be settled. The Company is currently corresponding with the interexchange carriers regarding the payment of the unpaid access charges. The Company's estimated unpaid access charges resulting from conference bridge services as of December 31, 2007 is $1,414,528. The Company has recorded an estimated allowance of $632,552 for non-payment of these charges as of December 31, 2007, and has accrued additional accounts payable for related costs associated with the conference bridge minutes of $284,355.

NOTE 17. NONCASH INVESTING ACTIVITIES

Noncash investing activities included $207,331 during the year ended December 31, 2007 relating to plant and equipment additions placed in service during 2007, which are reflected in accounts payable at year-end.

END